    As filed with the Securities and Exchange Commission on July 25, 1997.



                                                     Registration No. 333-25045

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ___________

                                    FORM S-6


                        PRE-EFFECTIVE AMENDMENT NO. 1
        TO THE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                                  ___________

            GLENBROOK LIFE  A I M VARIABLE LIFE SEPARATE ACCOUNT A

                             (Exact Name of Trust)

                       GLENBROOK LIFE AND ANNUITY COMPANY
                              (Name of Depositor)
                               3100 SANDERS ROAD
                              NORTHBROOK, IL 60062
         (Complete Address of Depositor's Principal Executive Offices)

                            MICHAEL J. VELOTTA, ESQ.
                       GLENBROOK LIFE AND ANNUITY COMPANY
                               3100 SANDERS ROAD
                              NORTHBROOK, IL 60062
                (Name and Complete Address of Agent for Service)

                                    Copy to:

                             JOAN E. BOROS, ESQ.
                            KATTEN MUCHIN & ZAVIS
                         1025 THOMAS JEFFERSON, N.W.
                                  SUITE 700
                           WASHINGTON, D.C.  20007



  Securities being offered -- units of interest under modified single premium variable life insurance contracts.


                                  ___________

The registrant hereby declares that it is registering an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940.

Approximate date of proposed public offering: As soon as practical after the effective date of this registration statement.

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

================================================================================

          RECONCILIATION AND TIE BETWEEN FORM N-8B-2 and PROSPECTUS


ITEM NO. OF
FORM N-8B-2      CAPTION IN PROSPECTUS
     1.          Cover Page
     2.          Cover Page; Additional Information about the Company
     3.          Not applicable
     4.          The Company; Distribution of the Contracts
     5.          The Variable Account - General
     6.          The Variable Account - General
     7.          Not required by Form S-6
     8.          Not required by Form S-6
     9.          Legal Proceedings
     10.         Summary; The Variable Account - Fund; The Contract - Application for a Contract; Contract Benefits and Rights;
                 Other Matters - Voting Rights, Dividends
     11.         Summary; The Variable Account - Fund
     12.         Summary; The Variable Account - Fund
     13.         Summary; Deductions and Charges; Distribution of the Contracts; Federal Tax Considerations
     14.         The Contract - Application for a Contract, Premiums, Allocation of Premiums
     15.         Summary; The Contract - Premiums, Allocation of Premiums
     16.         The Variable Account - Fund; The Contract - Allocation of Premiums
     17.         Summary; Contract Benefits and Rights - Amount Payable on Surrender of the Contract, Partial Withdrawals,
                 Cancellation and Exchange Rights
     18.         The Variable Account; The Contract - Allocation of Premiums; Deductions and Charges; Federal Tax Considerations
     19.         Other Matters - Statements to Contract Owners
     20.         Not applicable
     21.         Contract Benefits and Rights - Contract Loans; Contract Benefits and Rights - Suspension of Valuation, Payments
                 and Transfers
     22.         Not applicable
     23.         Safekeeping of Variable Account's Assets; Additional Information about the Company
     24.         Contract Benefits and Rights - Transfer of Account Value; Other Matters
     25.         The Company
     26.         Not applicable
     27.         The Company; Additional Information about the Company
     28.         Executive Officers and Directors of the Company
     29.         The Company
     30.         Not applicable
     31.         Not applicable
     32.         Not applicable
     33.         Not applicable
     34.         Not applicable
     35.         The Company; Distribution of the Contracts
     36.         Not required by Form S-6
     37.         Not applicable
     38.         Distribution of the Contracts
     39.         The Company; Distribution of the Contracts
     40.         Not applicable
     41.         The Company; Distribution of the Contracts


     42.         Not applicable
     43.         Not applicable
     44.         The Contract - Allocation of Premiums, Accumulation Unit Value; Contract Benefits and Rights - Account Value;
                 Deductions and Charges
     45.         Not applicable
     46.         Contract Benefits and Rights - Account Value, Amount Payable on Surrender of the Contract, Partial Withdrawals;
                 Deductions and Charges
     47.         Not applicable
     48.         Cover Page; The Company
     49.         Not applicable
     50.         The Variable Account - General
     51.         Summary; The Company; The Contract; Contract Benefits and Rights; Other Matters; Federal Tax Considerations
     52.         The Variable Account - Fund, Investment Adviser
     53.         Summary; Federal Tax Considerations
     54.         Not applicable
     55.         Not applicable
     56.         Not required by Form S-6
     57.         Not required by Form S-6
     58.         Not required by Form S-6
     59.         Not required by Form S-6


                       GLENBROOK LIFE AND ANNUITY COMPANY
                            MODIFIED SINGLE PREMIUM
                       VARIABLE LIFE INSURANCE CONTRACTS
                               3100 SANDERS ROAD
                              NORTHBROOK, IL 60062

                            TELEPHONE (800) 755-5275


                         ------------------------------


     This prospectus describes the "AIM Lifetime Plus(SM) Variable Life," a modified single premium variable life insurance contract (the "Contract") offered by Glenbrook Life and Annuity Company (the "Company") for prospective insured persons ages 0-85. The Contract lets the Contract Owner pay a significant single premium and subject to restrictions, additional premiums.



     The Contracts are modified endowment contracts for federal income tax purposes, except in certain cases described under "Federal Tax Considerations," page 20. A LOAN, DISTRIBUTION OR OTHER AMOUNT RECEIVED FROM A MODIFIED ENDOWMENT CONTRACT DURING THE LIFE OF THE INSURED WILL BE TAXED TO THE EXTENT OF ANY ACCUMULATED INCOME IN THE CONTRACT. ANY AMOUNTS THAT ARE TAXABLE WITHDRAWALS WILL BE SUBJECT TO A 10% ADDITIONAL PENALTY TAX, WITH CERTAIN EXCEPTIONS.



     The minimum initial premium the Company will accept is $10,000. Premiums are allocated to Glenbrook Life A I M Variable Life Separate Account A (the "Variable Account"). The Variable Account invests in shares of the portfolios of the AIM Variable Insurance Funds, Inc. (the "Fund Series"). The Fund Series currently has nine funds (the "Funds") available for investment by the Variable
Account: (1) AIM V.I. Capital Appreciation Fund; (2) AIM V.I. Diversified Income Fund; (3) AIM V.I. Global Utilities Fund; (4) AIM V.I. Government Securities Fund; (5) AIM V.I. Growth Fund; (6) AIM V.I. Growth and Income Fund; (7) AIM V.I. International Equity Fund; (8) AIM V.I. Money Market Fund; and (9) AIM V.I. Value Fund.



     There is no guaranteed minimum Account Value for a Contract. The Account Value of a Contract will vary up or down to reflect the investment experience of the sub-accounts of the Variable Account (the "Variable Sub-accounts") to which the Contract Owner has allocated premiums. The Contract Owner bears the entire investment risk for all amounts so allocated. The Contract continues in effect while the Cash Surrender Value is sufficient to pay the monthly charges under the Contract (the "Monthly Deduction Amount").



     The Contract provides for an Initial Death Benefit shown on the Contract Data page. The death benefit (the "Death Benefit") payable under a Contract may be greater than the Initial Death Benefit but so long as the Contract continues in effect, if no withdrawals are made, will never be less than the Initial Death Benefit. The Account Value will, and under certain circumstances the Death Benefit may, increase or decrease based on the investment experience of the Variable Sub-accounts to which premiums have been allocated. At the death of the Insured, the Company will pay a Death Benefit to the beneficiary.


     IT MAY NOT BE ADVANTAGEOUS TO PURCHASE VARIABLE LIFE INSURANCE AS A REPLACEMENT FOR YOUR CURRENT LIFE INSURANCE OR IF YOU ALREADY OWN A VARIABLE LIFE INSURANCE CONTRACT.

     THIS PROSPECTUS IS VALID ONLY IF ACCOMPANIED BY THE CURRENT PROSPECTUS OF THE FUND SERIES WHICH CONTAINS A FULL DESCRIPTION OF THE FUNDS. BOTH PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE CONTRACTS DESCRIBED HEREIN ARE NOT DEPOSITS OF, OR GUARANTEED BY, ANY BANK, NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY, AND ARE SUBJECT TO INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED.

               The Contracts may not be available in all states.

     THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.

              THE DATE OF THIS PROSPECTUS IS              , 1997.

                               TABLE OF CONTENTS


                                           PAGE
                                           ----
SUMMARY..................................    3
SPECIAL TERMS............................    6
THE COMPANY..............................    6
THE VARIABLE ACCOUNT.....................    7
  General................................    7
THE FUND SERIES..........................    7
  AIM Variable Insurance Funds, Inc. ....    7
  Investment Advisor for the Funds.......    8
THE CONTRACT.............................    8
  Application for a Contract.............    8
  Premiums...............................    9
  Allocation of Premiums.................    9
  Accumulation Unit Values...............   10
DEDUCTIONS AND CHARGES...................   10
  Monthly Deductions.....................   10
     Cost of Insurance Charge............   10
     Tax Expense Charge..................   11
     Administrative Expense Charge.......   11
  Other Deductions.......................   11
     Mortality and Expense Risk Charge...   11
     Annual Maintenance Fee..............   11
     Taxes Charged Against the Variable
       Account...........................   11
     Charges Against the Funds...........   12
     Withdrawal Charge...................   12
     Due and Unpaid Premium Tax Charge...   12
CONTRACT BENEFITS AND RIGHTS.............   13
  Death Benefit..........................   13
  Accelerated Death Benefit..............   13
  Account Value..........................   13
  Transfer of Account Value..............   14
  Dollar Cost Averaging..................   14
  Automatic Portfolio Rebalancing........   14
  Contract Loans.........................   14
  Amount Payable on Surrender of the
     Contract............................   15
  Partial Withdrawals....................   15



                                           PAGE
                                           ----
  Maturity...............................   15
  Lapse and Reinstatement................   15
  Cancellation and Exchange Rights.......   16
  Confinement Waiver Benefit.............   16
  Suspension of Valuation, Payments and
     Transfers...........................   16
  Last Survivor Contracts................   16
OTHER MATTERS............................   17
  Voting Privileges......................   17
  Statements to Contract Owners..........   17
  Limit on Right to Contest..............   17
  Misstatement as to Age and Sex.........   17
  Payment Options........................   17
  Beneficiary............................   18
  Assignment.............................   18
  Dividends..............................   18
EXECUTIVE OFFICERS AND DIRECTORS OF THE
 COMPANY.................................   18
DISTRIBUTION OF THE CONTRACTS............   19
SAFEKEEPING OF THE VARIABLE ACCOUNT'S
  ASSETS.................................   20
FEDERAL TAX CONSIDERATIONS...............   20
  Introduction...........................   20
  Taxation of the Company and the
     Variable Account....................   20
  Taxation of Contract Benefits..........   20
  Modified Endowment Contracts...........   21
  Diversification Requirements...........   21
  Ownership Treatment....................   21
  Policy Loan Interest...................   21
ADDITIONAL INFORMATION ABOUT THE
  COMPANY................................   22
LEGAL PROCEEDINGS........................   22
LEGAL MATTERS............................   22
REGISTRATION STATEMENT...................   22
EXPERTS..................................   22
FINANCIAL INFORMATION....................   22
FINANCIAL STATEMENTS.....................  F-1
APPENDIX A...............................  A-1

                                    SUMMARY

     NOTE: A glossary of Special Terms used in this Prospectus appears at page 6, immediately following this Summary.

THE CONTRACT


     The Contracts are life insurance contracts with death benefits, cash values, and other traditional life insurance features. The Contracts are "variable." Unlike the fixed benefits of ordinary whole life insurance, the Account Value of a Contract will increase or decrease based on the investment experience of the Variable Sub-accounts to which the Contract Owner has allocated premiums. The Death Benefit also may increase or decrease under some circumstances, but so long as the Contract remains in effect, the Death Benefit will not decrease below the Initial Death Benefit if no withdrawals are made. The Contracts are credited with units (the "Accumulation Units") to calculate cash values. The Contract Owner may transfer the Account Value among the Variable Sub-accounts.


     The Contracts can be issued on a single life or "last survivor" basis. For a discussion of how last survivor Contracts operate differently from single life Contracts, see "Last Survivor Contracts," page 16.

     In some states, the Contracts may be issued in the form of a group Contract. In those states, certificates will be issued evidencing a purchaser's rights under the group Contract. In certain states, certificates are issued under group Contracts issued to the Financial Services Group Insurance Trust, an Illinois Trust. The terms "Contract" and "Contract Owner," as used in this prospectus, refer to and include such a certificate and certificate owner, respectively.

THE VARIABLE ACCOUNT AND THE FUNDS


     The Glenbrook Life A I M Variable Life Separate Account A (the "Variable Account") funds the variable life insurance Contracts offered by this prospectus. The Variable Account is a unit investment trust registered as such under the Investment Company Act of 1940. It consists of multiple sub-accounts (the "Variable Sub-Accounts"), each investing in a corresponding Fund.



     Applicants should read the prospectus for the Fund Series in connection with the purchase of a Contract. The investment objectives of each of the Funds are briefly summarized below under "the Fund Series," page 7. The Fund Series has a total of nine Funds available under the Contract. The Funds include: (1) AIM V.I. Capital Appreciation Fund; (2) AIM V.I. Diversified Income Fund; (3) AIM V.I. Global Utilities Fund; (4) AIM V.I. Government Securities Fund; (5) AIM V.I. Growth Fund; (6) AIM V.I. Growth and Income Fund; (7) AIM V.I. International Equity Fund; (8) AIM V.I. Money Market Fund; and (9) AIM V.I. Value Fund. The assets of each Fund are held separately from the other Funds and each has distinct investment objectives and policies which are described in the accompanying prospectus for the Fund Series.


PREMIUMS

     The Contract requires the Contract Owner to pay an initial premium of at least $10,000. Additional premium payments may be made subject to the following conditions:

     - only one payment is allowed in any Contract Year;

     - the minimum payment is $500;

     - the attained age of the insured must be less than age 86; and

     - absent submission of new evidence of insurability of the insured, the maximum additional payment permitted in a Contract Year is the "Guaranteed Additional Payment." The Guaranteed Additional Payment is the lesser of $5,000 or a percentage of the initial payment (5% for attained ages 40-70, and 0% for attained ages 20-39 and 71-85).

     Additional premium payments may require an increase in the Specified Amount in order for the Contract to meet the definition of a life insurance contract under the Internal Revenue Code. Other than for the "Guaranteed Additional Payment," the Company reserves the right to obtain satisfactory evidence of insurability before accepting any additional premium payments requiring an increase in the Specified Amount. The Company reserves the right to reject an additional premium payment for any reason. Additional premiums may also be paid at any time and in any amount necessary to avoid termination of the Contract.

DEDUCTIONS AND CHARGES


     On each Monthly Activity Date, the Company will deduct a Monthly Deduction Amount from the Account Value. The Monthly Deduction Amount will be made pro rata from each Variable Sub-Account to which Account Value is allocated. The Monthly Deduction Amount includes a cost of insurance charge, a tax expense charge and an administrative expense charge. The monthly cost of insurance charge is to cover the Company's anticipated mortality costs. The Company will deduct monthly from the Account Value a tax expense charge equal to an annual rate of 0.40% for the first ten Contract Years. This charge compensates the Company for premium taxes imposed by various states and local jurisdictions and for federal taxes resulting from the application of Section 848 of the Code. The charge includes a premium tax deduction of 0.25% of Account Value and a federal tax deduction of 0.15% of Account Value. The premium tax deduction represents an average premium tax of 2.5% of premiums over ten years. The Company will deduct from the Account Value a monthly administrative charge equal to an annual rate of 0.25%. This charge compensates the Company for administrative expenses incurred in the administration of the Variable Account and the Contracts. The Company will also deduct from the

Variable Account a daily charge equal to an annual rate of 0.90% of average daily net assets for the mortality risks and expense risks the Company assumes in relation to the Contracts. If the Cash Surrender Value is not sufficient to cover a Monthly Deduction Amount due on any Monthly Activity Date, the Contract may lapse. See "Deductions and Charges -- Monthly Deductions," page 10, and "Contract Benefits and Rights -- Lapse and Reinstatement," page 15.


     An Annual Maintenance Fee of $35 will be deducted on each Contract Anniversary from all Variable Sub-Accounts to which Account Value is allocated, in proportion to the amounts so allocated. This fee will be waived if total premiums paid are $50,000 or more. This fee will help reimburse the Company for administrative and maintenance costs of the Contracts. See "Deductions and Charges -- Other Deductions -- Annual Maintenance Fee," page 11.


     Applicants should review the prospectus for the Fund Series which accompanies this prospectus for a description of the charges and expenses borne by the Funds in connection with their operations. See "Deductions and Charges -- Other Deductions -- Charges Against the Funds," page 12.


     Withdrawals in excess of the Free Withdrawal Amount will be subject to a withdrawal charge as set forth below:

                                                                    PERCENTAGE OF
                       CONTRACT YEAR                          INITIAL PREMIUM WITHDRAWN
                       -------------                          -------------------------
      1.....................................................            7.75%
      2.....................................................            7.75%
      3.....................................................            7.75%
      4.....................................................            7.25%
      5.....................................................            6.25%
      6.....................................................            5.25%
      7.....................................................            4.25%
      8.....................................................            3.25%
      9.....................................................            2.25%
     10+....................................................            0.00%

     The Withdrawal Charge is imposed to cover a portion of the sales expense incurred by the Company in distributing the Contracts. This expense includes agents' commissions, advertising and the printing of prospectuses. See "Deductions and Charges -- Other Deductions -- Withdrawal Charge," page 12.

     During the first nine Contract Years, an additional premium tax charge will be imposed on full or partial withdrawals. This charge ranges from a maximum of 2.25% in the first Contract Year, decreasing .25% in each of the next nine Contract Years, with no charge thereafter. See "Deductions and Charges -- Other Deductions -- Due and Unpaid Premium Tax Charge," page 12.

     For a discussion of the tax consequences of a full or a partial withdrawal, see "Federal Tax Considerations," page 20.

DEATH BENEFIT


     At the death of the Insured while the Contract is in force, we will pay the Death Benefit (less any Indebtedness and certain due and unpaid Monthly Deduction Amounts) to the beneficiary. The Death Benefit determined on the date of the Insured's death is the greater of: (1) the Specified Amount; or (2) the Account Value multiplied by the death benefit ratio as found in the Contract. See "Contract Benefits and Rights -- Death Benefit," page 13.


ACCOUNT VALUE


     The Account Value of the Contract will increase or decrease to reflect: (1) the investment experience of the Variable Sub-accounts to which Account Value is allocated; and (2) deductions for the mortality and expense risk charge, the Monthly Deduction Amount, and the Annual Maintenance Fee. There is no minimum guaranteed Account Value and the Contract Owner bears the risk of the investment in the Variable Sub-accounts. See "Contract Benefits and Rights -- Account Value," page 13.


CONTRACT LOANS

     A Contract Owner may obtain one or both of two types of cash loans from the Company. Both types of loans are secured by the Contract. The maximum amount available for such loans is 90% of the Contract's Cash Value, less the amount of all loans existing on the date of the loan request (including loan interest to the next Contract Anniversary), less any Annual Maintenance Fee due on or before the next Contract Anniversary, and less any due and unpaid Monthly Deduction Amounts. See "Contract Benefits and Rights -- Contract Loans," page 14.

LAPSE

     Under certain circumstances a Contract may terminate if the Cash Surrender Value on any Monthly Activity Date is less than the required Monthly Deduction Amount. The Company will give written notice to the Contract Owner and a 61 day grace period during which additional amounts may be paid to continue the Contract. See "Contract Benefits and Rights -- Contract Loans," page 14 and "Lapse and Reinstatement," page 15.

CANCELLATION AND EXCHANGE RIGHTS


     A Contract Owner has a limited right to return the Contract for cancellation. The Contract Owner may return the Contract for cancellation, by mail or hand delivery, to the agent who sold the Contract, within 10 days after delivery of the Contract to the Contract Owner (in some states, this free-look period is longer). If the Contract is returned within the free-look period, the Company will return to the Contract Owner within 7 days thereafter the premiums paid for the Contract adjusted to reflect any investment gain or loss resulting from allocation to the Variable Account prior to the date of cancellation. Certain states may require a return of premium without such adjustments. In states where the Company is required to return the premiums paid upon a free-look of the Contract and where the procedure has been approved by the state, the Company reserves the right to allocate all premium payments made prior to the expiration of the free-look period to the money market sub-account of the Variable Account.



     Once the Contract is in effect, it may be exchanged during the first 24 months after its issuance for a permanent life insurance contract on the life of the Insured without submitting proof of insurability. See "Contract Benefits and Rights -- Cancellation and Exchange Rights," page 16.


TAX CONSEQUENCES


     The current Federal tax law generally excludes all death benefit payments from the gross income of the Contract beneficiary. The Contracts generally will be treated as modified endowment contracts. This status does not affect the Contracts' classification as life insurance, nor does it affect the exclusion of death benefit payments from gross income. However, loans, distributions or other amounts received under a modified endowment contract are taxed to the extent of accumulated income in the Contract (generally, the excess of Account Value over premiums paid) and may be subject to a 10% penalty tax. See "Federal Tax Considerations," page 20.

                                 SPECIAL TERMS

     As used in this Prospectus, the following terms have the indicated meanings:

     Account Value: The aggregate value under a Contract of the Variable Sub-Accounts and the Loan Account.

     Accumulation Unit: An accounting unit of measure used to calculate the value of a Variable Sub-Account.

     Age: The Insured's age at the Insured's last birthday.

     Cash Value: The Account Value less any applicable withdrawal charges and due and unpaid Premium Tax Charges.

     Cash Surrender Value: The Cash Value less all Indebtedness and the Annual Maintenance Fee, if applicable.

     Code: The Internal Revenue Code of 1986, as amended.

     Contract Anniversary: The same day and month as the Contract Date for each subsequent year the Contract remains in force.

     Contract Date: The date on or as of which coverage under a Contract becomes effective and the date from which Contract Anniversaries, Contract Years and Contract months are determined.

     Contract Owner: The person having rights to benefits under the Contract during the lifetime of the Insured; the Contract Owner may or may not be the Insured.

     Contract Years: Annual periods computed from the Contract Date.

     Death Benefit: The greater of (1) the Specified Amount or (2) the Account Value on the date of death multiplied by the death benefit ratio as specified in the Contract.

     Free Withdrawal Amount: The amount of a surrender or partial withdrawal that is not subject to a Withdrawal Charge. This amount in any Contract Year is 10% of total premiums paid.

     Initial Death Benefit: The Initial Death Benefit under a Contract is shown on the Contract Data page.

     Indebtedness: All Contract loans, if any, and accrued loan interest.

     Insured: The person whose life is insured under a Contract.

     Loan Account: An account in the Company's General Account, established for any amounts transferred from the Variable Sub-Accounts for requested loans. The Loan Account credits a fixed rate of interest that is not based on and is different from the investment experience of the Variable Account.

     Monthly Activity Date: The day of each month on which the Monthly Deduction Amount is deducted from the Account Value of the Contract. Monthly Activity Dates occur on the same day of the month as the Contract Date. If there is no date equal to the Monthly Activity Date in a particular month, the Monthly Activity Date will be the last day of that month.

     Monthly Deduction Amount: A deduction on each Monthly Activity Date for the cost of insurance charge, the tax expense charge and the administrative expense charge.

     Specified Amount: The minimum death benefit under a Contract, equal to the Initial Death Benefit on the Contract Date. Thereafter it may change in accordance with the terms of the partial withdrawal and the subsequent premium provisions of the Contract.

     Valuation Day: Every day the New York Stock Exchange is open for trading. The value of the Variable Account is determined at the close of regular trading on the New York Stock Exchange (currently 4:00 p.m. Eastern Time) on each valuation day.

     Valuation Period: The period between the close of regular trading on the New York Stock Exchange on successive Valuation Days.

     Variable Account: Glenbrook Life AIM Variable Life Separate Account A, an account established by the Company to separate the assets funding the Contracts from other assets of the Company.


     Variable Sub-Account: The subdivisions of the Variable Account used to allocate a Contract Owner's Account Value, less Indebtedness, among the Sub-accounts investing in the Funds.


                                  THE COMPANY

     The Company is the issuer of the Contract. The Company is a stock life insurance company organized under the laws of Illinois in 1992. The Company was originally organized under the laws of Indiana in 1965. From 1965 to 1983, the Company was known as "United Standard Life Assurance Company" and from 1983 to 1992, the Company was known as "William Penn Life Assurance Company of America." The Company is licensed to operate in the District of Columbia and all states except New York. The Company intends to market the Contract in those jurisdictions in which it is licensed to operate. The Company's home office is located at 3100 Sanders Road, Northbrook, Illinois 60062.

     The Company is a wholly owned subsidiary of Allstate Life Insurance Company ("Allstate Life"), a stock life insurance company incorporated under the laws of Illinois. Allstate Life is a wholly owned subsidiary of Allstate Insurance Company ("Allstate"), a stock property-liability insurance company incorporated under the laws of Illinois. All of the outstanding capital stock of Allstate is owned by The Allstate Corporation (the "Corporation").

                              THE VARIABLE ACCOUNT

GENERAL


     Glenbrook Life A I M Variable Life Separate Account A (the "Variable Account") is a separate account of the Company established on January 15, 1996 pursuant to the insurance laws of Illinois. The Variable Account is organized as a unit investment trust and registered as such with the Securities and Exchange Commission (the "Commission") under the Investment Company Act of 1940 (the "1940 Act"). The Variable Account meets the definition of a "separate account" under the federal securities laws. Under Illinois law, the assets of the Variable Account are held exclusively for the benefit of Contract Owners and persons entitled to payments under the Contracts. The assets of the Variable Account are not chargeable with liabilities arising out of any other business which the Company may conduct.


                                THE FUND SERIES


     The Variable Account will invest in shares of the AIM Variable Insurance Funds, Inc. (the "Fund Series"). The Fund Series is registered with the Commission as an open-end, series, management investment company. Registration of the Fund Series does not involve supervision of its management, investment practices or policies by the Commission. The Fund Series has nine portfolios (the "Funds" or, each, a "Fund"). The Funds are designed to provide investment vehicles for variable insurance contracts of various insurance companies, in addition to the Variable Account.



     It is possible that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in a Fund simultaneously. Although neither the Company nor the Fund Series currently foresees any such disadvantages either to variable life insurance or variable annuity contract owners, the Fund Series' Board of Directors will monitor events in order to identify any material conflicts between variable life and variable annuity contract owners and to determine what action, if any, should be taken in response thereto. If the Board of Directors were to conclude that separate funds should be established for variable life and variable annuity separate accounts, the Company would bear the attendant expenses.



     All investment income of and other distributions to each Variable Sub-Account arising from the corresponding Fund are reinvested in shares of that Fund at net asset value. The income and both realized and unrealized gains or losses on the assets of each Variable Sub-Account are therefore separate and are credited to or charged against the Variable Sub-Account without regard to the income, gains or losses of any other Variable Sub-Account or from any other business of the Company. The Company will purchase shares in the Funds in connection with premiums allocated to the corresponding Variable Sub-Account in accordance with Contract Owners' directions and will redeem shares in the Funds to meet Contract obligations or make adjustments in reserves, if any. The Fund Series is required to redeem Fund shares at net asset value and to make payment of such redemptions within seven days.



     The Company reserves the right, subject to compliance with the law as then in effect, to make additions to, deletions from, or substitutions for the Fund shares underlying the Variable Sub-Accounts. If shares of any of the Funds should no longer be available for investment, or if, in the judgment of the Company's management, further investment in shares of any Fund should become inappropriate in view of the purposes of the Contracts, the Company may substitute shares of another Fund for shares already purchased, or to be purchased in the future, under the Contracts. No substitution of securities will take place without notice to Contract Owners and without prior approval of the Commission to the extent required under the 1940 Act. The Company reserves the right to establish additional Variable Sub-accounts of the Variable Account, each of which would invest in shares of another Fund or in the portfolios of other investment companies. Subject to Contract Owner approval, the Company also reserves the right to end the registration under the 1940 Act of the Variable Account or any other separate accounts of which the Company is the depositor or to operate the Variable Account as a management investment company under the 1940 Act.



     Each Fund is subject to certain investment restrictions and policies which may not be changed without the approval of a majority of the shareholders of that Fund. See the accompanying prospectus for the Fund Series for further information on these policies and restrictions.


AIM VARIABLE INSURANCE FUNDS, INC.


     AIM Variable Insurance Funds, Inc., the Fund Series, offers nine Funds for use with this Contract: (1) AIM V.I. Capital Appreciation Fund; (2) AIM V.I. Diversified Income Fund; (3) AIM V.I. Global Utilities Fund; (4) AIM V.I. Government Securities Fund; (5) AIM V.I. Growth Fund; (6) AIM V.I. Growth and Income Fund; (7) AIM V.I. International Equity Fund; (8) AIM V.I. Money Market Fund; and (9) AIM V.I. Value Fund. Each Fund has different investment objectives and policies and operates as a separate investment fund. The following is a brief description of the investment objectives and programs of the Funds. For a more complete description, please see the prospectus of the Fund Series accompanying this prospectus.

     AIM V.I. CAPITAL APPRECIATION FUND ("CAPITAL APPRECIATION FUND") is a diversified fund which seeks capital appreciation through investments in common stocks, with emphasis on medium-sized and smaller emerging growth companies.

     AIM V.I. DIVERSIFIED INCOME FUND ("DIVERSIFIED INCOME FUND") is a diversified fund which seeks a high level of current income primarily by investing in a diversified portfolio of foreign and U.S. government and corporate debt securities, including lower rated high yield debt securities (commonly known as "junk bonds"). The risks of investing in junk bonds are described in the accompanying prospectus for the Fund Series, which should be read carefully before investing.

     AIM V.I. GLOBAL UTILITIES FUND ("GLOBAL UTILITIES FUND") is a nondiversified fund which seeks a high level of current income, and as a secondary objective, capital appreciation, by investing primarily in common and preferred stocks of public utility companies (either domestic or foreign).

     AIM V.I. GOVERNMENT SECURITIES FUND ("GOVERNMENT FUND") is a diversified fund which seeks a high level of current income consistent with reasonable concern for safety of principal by investing in debt securities issued, guaranteed or otherwise backed by the U.S. Government.

     AIM V.I. GROWTH FUND ("GROWTH FUND") is a diversified fund which seeks growth of capital through investments primarily in common stocks of leading U.S. companies considered by the investment advisor to have strong earnings momentum.

     AIM V.I. GROWTH AND INCOME FUND ("GROWTH & INCOME FUND") is a diversified fund which seeks growth of capital, with current income as a secondary objective, by investing primarily in dividend paying common stocks which have prospects for both growth of capital and dividend income.

     AIM V.I. INTERNATIONAL EQUITY FUND ("INTERNATIONAL FUND") is a diversified fund which seeks long-term growth of capital by investing in international equity securities, the issuers of which are considered by the investment advisor to have strong earnings momentum.

     AIM V.I. MONEY MARKET FUND ("MONEY MARKET FUND") is a diversified fund which seeks as high a level of current income as is consistent with the preservation of capital and liquidity by investing in a diversified portfolio of money market instruments.

     AIM V.I. VALUE FUND ("VALUE FUND") is a diversified fund which seeks long-term growth of capital by investing primarily in equity securities judged by the investment advisor to be undervalued relative to the current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the companies issuing the securities or relative to the equity markets generally. Income is a secondary objective.

     An investment in the AIM VI Money Market Fund is neither insured nor guaranteed by the U.S. Government. There can be no assurance that the AIM VI Money Market Fund will be able to maintain a stable net asset value of $1.00 per share.

     All dividends and capital gains distributions from the Funds are automatically reinvested in shares of the distributing Fund at their net asset value.

     There is no assurance that the Funds will attain their respective stated objectives. Additional information concerning the investment objectives and policies of the Funds can be found in the current prospectus for the Fund Series accompanying this prospectus.

     You will find more complete information about the Funds, including the risks associated with each Fund, in the accompanying prospectus. You should read the prospectus for the Fund Series in conjunction with this prospectus.

     THE FUND SERIES PROSPECTUS SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE CONCERNING THE ALLOCATION OF PURCHASE PAYMENTS TO A PARTICULAR VARIABLE SUB-ACCOUNT.

INVESTMENT ADVISOR FOR THE FUNDS


     AIM Advisors, Inc., ("AIM") serves as the investment advisor to each Fund. AIM was organized in 1976, and, together with its domestic subsidiaries, manages or advises 48 investment company portfolios (including the Funds). AIM is a wholly owned subsidiary of AIM Management Group Inc., an indirect subsidiary of AMVESCO plc, (formerly INVESCO plc). AIM manages each Fund's assets pursuant to a master investment advisory agreement dated February 28, 1997. As of March 18, 1997, total assets advised or managed by AIM and its domestic subsidiaries were approximately $68 billion.


                                  THE CONTRACT

APPLICATION FOR A CONTRACT


     Individuals wishing to purchase a Contract must submit an application to the Company. A Contract will be issued only on the lives of Insureds ages 0-85 who supply evidence of insurability satisfactory to the Company. Acceptance is subject to the Company's underwriting rules and the Company reserves the right to reject an application for any lawful reason. If a Contract is not issued, the premium will be returned to the individual. No change in the terms or conditions of a Contract will be made without the consent of the Contract Owner.

     Once the Company has received the initial premium and underwriting has been approved, the Contract will be issued on the date the Company has received the final requirement for issue. In the case of simplified underwriting, the Contract will be issued or coverage denied within 3 business days of receipt of premium. The Insured will be covered under the Contract, however, as of the Contract Date. Since the Contract Date will generally be the date the Company receives the initial premium, coverage under a Contract may begin before the Contract is actually issued. In addition to determining when coverage begins, the Contract Date determines Monthly Activity Dates, Contract months, and Contract Years.



     If the initial premium is over the limits established from time to time by the Company (currently $1,000,000), the initial payment will not be accepted with the application. In other cases, where the Company receives the initial payment with the application, we will provide fixed conditional insurance during underwriting according to the terms of a conditional receipt. The fixed conditional insurance will be the insurance applied for, up to a maximum that varies by age.


PREMIUMS

     The Contract is designed to permit an initial premium payment and, subject to certain conditions, additional premium payments. The initial premium payment purchases a Death Benefit initially equal to the Contract's Specified Amount. The minimum initial payment is $10,000.

     Under current underwriting rules, which are subject to change, proposed Insureds are eligible for simplified underwriting without a medical examination if their application responses and initial premium payment meet simplified underwriting standards. Customary underwriting standards will apply to all other proposed Insureds. The maximum initial premium currently permitted on a simplified underwriting basis varies with the issue age of the insured according to the following table:

                                                                SIMPLIFIED UNDERWRITING
                         ISSUE AGE                              MAXIMUM INITIAL PREMIUM
                         ---------                              -----------------------
0-34........................................................         Not available
35-44.......................................................              $ 15,000
45-54.......................................................              $ 30,000
55-64.......................................................              $ 50,000
65-80.......................................................              $100,000
Over age 80.................................................         Not available

     Additional premium payments may be made at any time, subject to the following conditions:

     - only one additional premium payment may be made in any Contract Year;

     - each additional premium payment must be at least $500;

     - attained age of the Insured must be less than age 86; and

     - absent submission of new evidence of insurability of the insured, the maximum additional payment permitted in a Contract Year is the "Guaranteed Additional Payment." The Guaranteed Additional Payment is the lesser of $5,000 or a percentage of the initial payment (5% for attained ages 40-70, and 0% for attained ages 20-39 and 71-85).

     Additional premium payments may require an increase in the Specified Amount in order for the Contract to remain within the definition of a life insurance contract under Section 7702 of the Code. Other than for the "Guaranteed Additional Payment," the Company reserves the right to obtain satisfactory evidence of insurability upon any additional premium payments requiring an increase in the Specified Amount. However, we reserve the right to reject any additional premium payment for any reason.


     Unless you request otherwise in writing, any additional premium payment received while a Contract loan exists will be applied first as a repayment of Indebtedness, and second, as an additional premium payment, subject to the conditions described above.


     Additional premiums may be paid at any time and in any amount necessary to avoid termination of the Contract without evidence of insurability.

ALLOCATION OF PREMIUMS


     Upon completion of underwriting, the Company will either issue a Contract, or deny coverage and return all premiums. If a Contract is issued, the initial premium payment, plus an amount equal to the interest that would have been earned had the initial premium been invested in the AIM V.I. Money Market Sub-Account since the date of receipt of the premium, will be allocated on the date the Contract is issued according to the initial premium allocation instructions specified by you on the application. In the future, the Company may allocate the initial premium (and the interest that would have been earned had the initial premium been invested in the AIM V.I. Money Market Sub-Account since its receipt) to the AIM VI Money Market Sub-Account during the free look period in those states where state law requires premiums to be returned upon exercise of the free-look right.

ACCUMULATION UNIT VALUES


     The Accumulation Unit Value for each Variable Sub-Account will vary to reflect the investment experience of the corresponding Fund and will be determined on each Valuation Day by multiplying the Accumulation Unit Value of the particular Variable Sub-Account on the preceding Valuation Day by a "Net Investment Factor" for that Sub-Account for the Valuation Period then ended. The Net Investment Factor for each Variable Sub-Account is determined by first dividing (A) the net asset value per share of the corresponding Fund at the end of the current Valuation Period (plus the per share dividends or capital gains by that Fund if the ex-dividend date occurs in the Valuation Period then ended), by (B) the net asset value per share of the corresponding Fund at the end of the immediately preceding Valuation Period; and then subtracting from the result an amount equal to the daily deductions for mortality and expense risk charges imposed during the Valuation Period. Applicants should refer to the prospectus for the Fund Series which accompanies this prospectus for a description of how the assets of the Fund Series are valued since such determination has a direct bearing on the Accumulation Unit Value of the corresponding Variable Sub-Account and therefore the Account Value. See "Contract Benefits and Rights -- Account Value," page 13.


     All valuations in connection with a Contract, e.g., with respect to determining Account Value and Cash Surrender Value and in connection with Contract loans, or calculation of Death Benefits, or with respect to determining the number of Accumulation Units to be credited to a Contract with each premium, other than the initial premium and additional premiums requiring underwriting, will be made on the date the request or payment is received in good order by the Company at its Home Office if such date is a Valuation Day; otherwise such determination will be made on the next succeeding date which is a Valuation Day.


     Specialized Uses of the Contract: Because the Contract provides for an accumulation of Cash Value as well as a death benefit, the Contract can be used for various individual and business financial planning purposes. Purchasing the Contract in part for such purposes entails certain risks. For example, if the investment performance of the Variable Sub-Accounts to which Account Value is allocated is less than expected or if sufficient premiums are not paid, the Contract may lapse or may not accumulate sufficient Account Value to fund the purpose for which the Contract was purchased. Withdrawals and Contract loans may significantly affect current and future Account Value, Cash Surrender Value, or Death Benefit proceeds. Depending upon Variable Sub-Account investment performance and the amount of a Contract loan, the loan may cause a Contract to lapse. The Contract is designed to provide benefits on a long-term basis. Before purchasing a Contract for a specialized purpose, a purchaser should consider whether the long-term nature of the Contract is consistent with the purpose for which it is being considered. Using a Contract for a specialized purpose may have tax consequences. (See "Federal Tax Considerations," page 20.)


                             DEDUCTIONS AND CHARGES

MONTHLY DEDUCTIONS


     On each Monthly Activity Date including the Contract Date, the Company will deduct from the Account Value attributable to the Variable Account an amount ("Monthly Deduction Amount") to cover charges and expenses incurred in connection with the Contract. Each Monthly Deduction Amount will be deducted pro rata from each Variable Sub-Account attributable to the Contract such that the proportion of Account Value of the Contract attributable to each Variable Sub-Account remains the same before and after the deduction. The Monthly Deduction Amount will vary from month to month. If the Cash Surrender Value is not sufficient to cover a Monthly Deduction Amount due on any Monthly Activity Date, the Contract may lapse. See "Contract Benefits and Rights -- Lapse and Reinstatement," page 15. The following is a summary of the monthly deductions and charges which constitute the Monthly Deduction Amount.


     Cost of Insurance Charge: The cost of insurance charge covers the Company's anticipated mortality costs for standard and substandard risks. Current cost of insurance rates are lower after the 10th Contract Year. The current cost of insurance charge will not exceed the guaranteed cost of insurance charge. This charge is the maximum annual cost of insurance per $1,000 as indicated in the Contract; multiplied by the difference between the Death Benefit and the Account Value (both as determined on the Monthly Activity Date); divided by $1,000; and divided by 12. For standard risks, the guaranteed cost of insurance rate is based on the 1980 Commissioner's Standard Ordinary Mortality Table, age last birthday. (Unisex rates may be required in some states). A table of guaranteed cost of insurance charges per $1,000 will be included in each Contract; however, the Company reserves the right to use rates less than those shown in the table. Substandard risks will be charged at a higher cost of insurance rate that will not exceed rates based on a multiple of the 1980 Commissioner's Standard Ordinary Mortality Table, age last birthday. The multiple will be based on the Insured's substandard rating.


     The cost of insurance charge rates are applied to the difference between the Death Benefit determined on the Monthly Activity Date and the Account Value on that same date prior to assessing the Monthly Deduction Amount, because the difference is the amount for which the Company is at risk should the Death Benefit be then payable. The Death Benefit as computed on a given date is the greater of: (1) the Specified Amount on that date; or (2) the Account Value on that date multiplied by the applicable Death Benefit ratio. (For an explanation of the Death Benefit, see "Contract Benefits and Rights" on page 13.)

EXAMPLE:

Specified Amount............................................     =     $100,000
Account Value on the Monthly Activity Date..................     =     $ 30,000
Insured's attained age......................................     =           45
Death Benefit ratio for age 45..............................     =         2.15

     On the Monthly Activity Date in this example, the Death Benefit as then computed would be $100,000, because the Specified Amount ($100,000) is greater than the Account Value multiplied by the applicable Death Benefit ratio ($30,000 X 2.15 = $64,500). Since the Account Value on that date is $30,000, the cost of insurance charges per $1,000 are applied to the difference ($100,000 - $30,000 = $70,000).


     Assume that the Account Value in the above example was $50,000. The Death Benefit would then be $107,500 (2.15 X $50,000), since this is greater than the Specified Amount ($100,000). The cost of insurance rates in this case would be applied to ($107,500 - $50,000) = $57,500.


     Because the Account Value and, as a result, the amount for which the Company is at risk under a Contract may vary monthly, the cost of insurance charge may also vary on each Monthly Activity Date. However, once a risk rating class has been assigned to an Insured when the Contract is issued, that rating class will not change if additional premium payments or partial withdrawals increase or decrease the Specified Amount.


     Tax Expense Charge: The Company will deduct monthly from the Account Value a tax expense charge equal to an annual rate of 0.40% of Account Value for the first ten Contract Years. This charge compensates the Company for premium taxes imposed by various states and local jurisdictions and for federal taxes related to the receipt of premiums under the Contracts and that results from the application of Section 848 of the Code. The charge includes a premium tax deduction of 0.25% of Account Value and a federal tax deduction of 0.15% of Account Value. The 0.25% premium tax deduction over ten Contract Years approximates the Company's average expenses for state and local premium taxes (2.5%). Premium taxes vary, ranging from zero to 3.5%. The premium tax deduction will be imposed regardless of a Contract owner's state of residence and, therefore, is made whether or not any premium tax applies. The deduction may be higher or lower than the premium tax imposed. The 0.15% federal tax deduction helps reimburse the Company for approximate expenses incurred for federal taxes resulting from the application of Section 848 of the Code.



     Administrative Expense Charge: The Company will deduct monthly from the Account Value an administrative expense charge equal to an annual rate of 0.25% of the Account Value. This charge compensates the Company for administrative expenses incurred in the administration of the Variable Account and the Contracts.


     All monthly deductions are taken by canceling Accumulation Units of the Variable Account under the Contract.

OTHER DEDUCTIONS


     Mortality and Expense Risk Charge: The Company will deduct from the Variable Account a daily charge equivalent to an annual rate of 0.90% of average daily net assets for the mortality risks and expense risks the Company assumes in relation to the Contracts. The mortality risk assumed includes the risk that the cost of insurance charges specified in the Contract will be insufficient to meet claims. The Company also assumes a risk that the Death Benefit will exceed the amount on which the cost of insurance charges were based on the Monthly Activity Date preceding the death of an Insured. The expense risk assumed is that expenses incurred in issuing and administering the Contracts will exceed the administrative charges set in the Contract.



     Annual Maintenance Fee: If the aggregate premiums paid on a Contract are less than $50,000, the Company will deduct from the Account Value an Annual Maintenance Fee of $35 on each Contract Anniversary. This fee will help reimburse the Company for administrative and maintenance costs of the Contracts. This fee will also be deducted upon surrender of the Contract on other than a Contract Anniversary.



     Taxes Charged Against the Variable Account: Currently no charge is made to the Variable Account for federal income taxes that may be attributable to the operations of the Variable Account (as opposed to the federal tax related to the receipt of premiums under the Contract). The Company may, however, make such a charge in the future. Charges for other taxes, if any, attributable to the Variable Account or this class of Contracts may also be made.

     Charges Against the Funds: The Variable Account purchases shares of the Funds at net asset value. The net asset value of each of the Fund's shares reflects investment advisory fees and administrative expenses already deducted from the assets of the Funds. Each Funds investment management fees are a percentage of the average daily value of the net assets of the Funds:


                                 FUND EXPENSES

                      (AS A PERCENTAGE OF FUND NET ASSETS)



                                                                                          TOTAL FUND
                                                                MANAGEMENT     OTHER        ANNUAL
                            FUND                                   FEES       EXPENSES     EXPENSES
                            ----                                ----------    --------    ----------
AIM V.I. Capital Appreciation Fund..........................      0.64%        0.09%        0.73%
AIM V.I. Growth and Income Fund.............................      0.65%        0.13%        0.78%
AIM V.I. Global Utilities Fund..............................      0.65%        0.90%        1.55%
AIM V.I. Diversified Income Fund............................      0.60%        0.26%        0.86%
AIM V.I. Government Securities Fund.........................      0.50%        0.41%        0.91%
AIM V.I. Growth Fund........................................      0.65%        0.13%        0.78%
AIM V.I. International Equity Fund..........................      0.75%        0.21%        0.96%
AIM V.I. Value Fund.........................................      0.64%        0.09%        0.73%
AIM V.I. Money Market Fund..................................      0.40%        0.15%        0.55%



     Withdrawal Charge: Upon surrender of the Contract or partial withdrawals in excess of the Free Withdrawal Amount, a Withdrawal Charge may be assessed. The Free Withdrawal Amount in any Contract Year is 10% of total premiums paid. Any Free Withdrawal Amount not taken in a Contract Year may not be carried forward to increase the Free Withdrawal Amount in any subsequent year. Withdrawals in excess of the Free Withdrawal Amount will be subject to a withdrawal charge as set forth in the table below:


                                                                PERCENTAGE OF INITIAL
                                                                  PREMIUM WITHDRAWN
                                                                 (IN EXCESS OF FREE
CONTRACT YEAR                                                    WITHDRAWAL AMOUNT)
-------------                                                   ---------------------
 1..........................................................             7.75%
 2..........................................................             7.75%
 3..........................................................             7.75%
 4..........................................................             7.25%
 5..........................................................             6.25%
 6..........................................................             5.25%
 7..........................................................             4.25%
 8..........................................................             3.25%
 9..........................................................             2.25%
10+.........................................................             0.00%

     After the ninth Contract Year, no Withdrawal Charges will be imposed. In addition, no Withdrawal Charge will be imposed on any withdrawal to the extent that aggregate Withdrawal Charges and the federal tax portion of the tax expense charge imposed would otherwise exceed 9% of total premiums paid prior to the withdrawal. The Withdrawal Charge may be waived under certain circumstances if the Insured is confined to a qualified long-term care facility or hospital. See "Contract Benefits and Rights -- Confinement Waiver Benefit," page 16.


     Due and Unpaid Premium Tax Charge: During the first nine Contract Years, a charge for due and unpaid premium tax will be imposed on full or partial withdrawals in excess of the Free Withdrawal Amount. This means that the Free Withdrawal Amount is not subject to a charge for due and unpaid premium tax. This charge is shown below, as a percent of the Account Value withdrawn:


                                                                 PERCENTAGE OF
                                                                INITIAL PREMIUM
CONTRACT YEAR                                                      WITHDRAWN
-------------                                                   ---------------
 1..........................................................         2.25%
 2..........................................................         2.00%
 3..........................................................         1.75%
 4..........................................................         1.50%
 5..........................................................         1.25%
 6..........................................................         1.00%
 7..........................................................         0.75%
 8..........................................................         0.50%
 9..........................................................         0.25%
10+.........................................................         0.00%

     After the ninth Contract Year, no due and unpaid premium tax charge will be imposed. The percentages indicated above are guaranteed not to increase.

                          CONTRACT BENEFITS AND RIGHTS

DEATH BENEFIT


     The Contracts provide for the payment of Death Benefit proceeds to the named beneficiary when the Insured under the Contract dies. The proceeds payable to the beneficiary equal the Death Benefit less any Indebtedness and less any due and unpaid Monthly Deduction Amounts occurring during a Grace Period (if applicable). The Death Benefit equals the greater of: (1) the Specified Amount; or (2) the Account Value multiplied by the Death Benefit Ratio. The ratios vary according to the attained age of the Insured and are specified in the Contract. An increase in Account Value due to favorable investment experience may increase the Death Benefit above the perience may increase the Death Benefit above the Specified Amount; and a decrease in Account Value due to unfavorable investment experience may decrease the Death Benefit (but not below the Specified Amount).


EXAMPLES:

                                                                   A           B
                                                                   -           -
Specified Amount: ..........................................    $100,000    $100,000
Insured's Age: .............................................          45          45
Account Value on Date of Death: ............................    $ 48,000    $ 34,000
Death Benefit Ratio.........................................        2.15        2.15


     In Example A, the Death Benefit equals $103,200, i.e., the greater of $100,000 (the Specified Amount) and $103,200 (the Account Value at the Date of Death of $48,000, multiplied by the Death Benefit Ratio of 2.15). This amount, less any Indebtedness and due and unpaid Monthly Deduction Amounts, constitutes the proceeds which we would pay to the beneficiary.


     In Example B, the Death Benefit is $100,000, i.e., the greater of $100,000 (the Specified Amount) or $73,100 (the Account Value of $34,000 multiplied by the Death Benefit Ratio of 2.15).


     All or part of the proceeds may be paid in cash or applied under an Income Plan. See "Other Matters -- Payment Options," page 17.


ACCELERATED DEATH BENEFIT

     If the Insured becomes terminally ill, the Contract Owner may request an accelerated Death Benefit in an amount up to the lesser of: (1) 50% of the Specified Amount on the day we receive the request; or (2) $250,000 for all policies issued by the Company which cover the Insured. "Terminally ill" means an illness or physical condition of the Insured that, notwithstanding appropriate medical care, will result in a life expectancy of 12 months or less. If the Insured is terminally ill as the result of an illness, the accelerated Death Benefit is not available unless the illness occurred at least 30 days after the Issue Date. If the Insured is terminally ill as the result of an accident, the accelerated Death Benefit is available if the accident occurred after the Issue Date.

     The Company will pay benefits due under the accelerated Death Benefit provision upon receipt of a written request from the Contract Owner and due proof that the Insured has been diagnosed as terminally ill. The Company reserves the right to require supporting documentation of the diagnosis and to require, at the Company's expense, an examination of the Insured by a physician of the Company's choice to confirm the diagnosis. The amount of the payment will be the amount requested by the Contract Owner, reduced by the sum of: (1) a 12 month interest discount to reflect the early payment; (2) an administrative fee not to exceed $250; and (3) a pro rata amount of any outstanding Contract loan and accrued loan interest. After the payment has been made, the Specified Amount, the Account Value and any outstanding Contract loan will be reduced on a prorata basis.

     Only one request for an accelerated Death Benefit per Insured is allowed. The accelerated Death Benefit may not be available in all states.

ACCOUNT VALUE


     The Account Value of a Contract will be computed on each Valuation Day. On the Contract Date, the Account Value is equal to the initial premium (plus an amount equal to the interest that would have been earned had the initial premium been invested in the AIM V.I. Money Market Sub-Account since the date of receipt of the premium) less the Monthly Deduction Amount for the first month. Thereafter, the Account Value will vary to reflect the investment experience of the Funds, the value of the Loan Account and the Monthly Deduction Amounts. There is no minimum guaranteed Account Value.



     The Account Value of a particular Contract is related to the net asset value of the Funds to which premiums paid on the Contract have been allocated. The Account Value on any Valuation Day is calculated by multiplying the number of Accumulation Units credited to the Contract in each Variable Sub-Account as of the Valuation Day by the then Accumulation Unit Value of that Variable Sub-Account and then summing the result for all the Variable Sub-Accounts credited to the Contract and the value of the Loan Account. See "The Contract -- Accumulation Unit Values," page 9.

TRANSFER OF ACCOUNT VALUE

     While the Contract remains in force and subject to the Company's transfer rules then in effect, the Contract Owner may request that part or all of the Account Value of a particular Variable Sub-Account be transferred to other Variable Sub-Accounts. The Company reserves the right to impose a $10 charge on each such transfer in excess of 12 per Contract Year. There are no charges on transfers at the present time. The minimum amount that can be transferred is shown on the Contract Data page (currently, there is no minimum).


     Telephone transfer requests will be accepted by the Company if received at 1(800) 755-5275 by 4:00 p.m., Eastern Time. Telephone transfer requests received at any other telephone number or after 4:00 p.m., Eastern Time will not be accepted by the Company. Telephone transfer requests received before 4:00 p.m., Eastern Time are effected at the next computed value. Transfers by telephone may be made by the Contract Owner's agent of record or attorney-in-fact pursuant to a power of attorney. Telephone transfers may not be permitted in some states. The policy of the Company and its agents and affiliates is that they will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine; otherwise, the Company may be liable for any losses due to unauthorized or fraudulent instructions. The procedures the Company follows for transactions initiated by telephone include requirements that callers on behalf of a Contract Owner identify themselves and the Contract Owner by name and social security number or other identifying information. All transfer instructions by telephone are tape recorded.



     As a result of a transfer, the number of Accumulation Units credited to the Variable Sub-Account from which the transfer is made will be reduced by the number obtained by dividing the amount transferred by the Accumulation Unit Value of the Variable Sub-Account from which the transfer is made on the Valuation Day the Company receives the transfer request. The number of Accumulation Units credited to the Variable Sub-Account to which the transfer is made will be increased by the number obtained by dividing the amount transferred by the Accumulation Unit Value of that Variable Sub-Account on the Valuation Day the Company receives the transfer request.


DOLLAR COST AVERAGING


     Transfers may be made automatically through Dollar Cost Averaging while the Contract is in force. Dollar Cost Averaging permits the Owner to transfer a specified amount every month (or some other frequency as may be determined by the Company) from the Money Market Sub-Account to any other Variable Sub-Account. The theory of Dollar Cost Averaging is that, if purchases of equal dollar amounts are made at fluctuating prices, the aggregate average cost per unit will be less than the average of the unit prices on the same purchase dates. Participation in the Dollar Cost Averaging program does not assure you of a greater profit from your purchases under the program, nor will it prevent or alleviate losses in a declining market. Transfers under Dollar Cost Averaging are not included in the count toward the 12 free transfers per year currently permitted.



AUTOMATIC PORTFOLIO REBALANCING



     Transfers may be made automatically through Automatic Portfolio Rebalancing while the Contract is in force. By electing Automatic Portfolio Rebalancing, the Account Value in the Variable Sub-Accounts will be rebalanced to the desired allocation on a quarterly basis, determined from the first date that you decide to rebalance. Each quarter, Account Value will be transferred among Variable Sub-Accounts to achieve the desired allocation.



     The desired allocation will be the allocation initially selected, unless subsequently changed. You may change the allocation at any time by giving us written notice. The new allocation will be effective with the first rebalancing that occurs after we receive your written request.


CONTRACT LOANS

     While the Contract is in force, a Contract Owner may obtain, without the consent of the beneficiary (provided the designation of beneficiary is not irrevocable), one or both of two types of cash loans from the Company. These types are Preferred Loans (described below) and non-Preferred Loans. Both types of loans are secured by the Contract. The maximum amount available for a loan is 90% of the Contract's Cash Value, less the amount of all Contract loans existing on the date of the loan (including loan interest to the next Contract Anniversary), less any due and unpaid Monthly Deduction Amounts, and less any Annual Maintenance Fee due on or before the next Contract Anniversary.

     The loan amount will be transferred pro rata from each Variable Sub-Account attributable to the Contract (unless the Contract Owner specifies otherwise) to the Loan Account. The amounts allocated to the Loan Account will be credited with interest at the loan credited rate set forth in the Contract. Loans will bear interest at rates determined by the Company from time to time. Rates will not exceed the maximum rate indicated in the Contract (currently 8% per year). The amount of the Loan Account that equals the difference between the Account Value and the total of all premiums paid under the Contract net of any premiums returned due to partial withdrawals, as determined on each Contract Anniversary, is considered a "Preferred Loan." Preferred Loans bear interest at a rate not to exceed the Preferred Loan rate set forth in the Contract. The difference between the value of the Loan Account and the Indebtedness will be transferred on a pro-rata basis from the Variable Sub-Accounts to the Loan Account on each Contract Anniversary. If the aggregate outstanding loan(s) and loan interest secured by the Contract exceeds the Cash Value of the Contract, the Company will give written notice to the Contract Owner that unless the Company receives an additional payment within 61 days (the "Grace Period") to reduce the aggregate outstanding loan(s) secured by the Contract, the Contract may lapse.

     All or any part of any loan secured by a Contract may be repaid while the Contract is still in force. When loan repayments or interest payments are made, the repayment will be allocated among the Variable Sub-Accounts in the same percentage as subsequent payments are allocated (unless the Contract Owner requests a different allocation), and an amount equal to the payment will be deducted from the Loan Account. Any outstanding loan at the end of a Grace Period must be repaid before the Contract will be reinstated. See "Contract Benefits and Rights -- Lapse and Reinstatement," page 15.


     A loan, whether or not repaid, will have a permanent effect on the Account Value because the investment results of each Variable Sub-Account will apply only to the amount remaining in that Variable Sub-Account. The longer a loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the Variable Sub-Accounts earn more than the annual interest rate for amounts held in the Loan Account, a Contract Owner's Account Value will not increase as rapidly as it would have had no loan been made. If the Variable Sub-Accounts earn less than that rate, the Contract Owner's Account Value will be greater than it would have been had no loan been made. Also, if not repaid, the aggregate outstanding loan(s) will reduce the Death Benefit proceeds and Cash Surrender Value otherwise payable.


AMOUNT PAYABLE ON SURRENDER OF THE CONTRACT


     While the Contract is in force, a Contract Owner may elect, without the consent of the beneficiary (provided the designation of beneficiary is not irrevocable), to surrender the Contract. Upon surrender, the Contract Owner will receive the Cash Surrender Value determined as of the day the Company receives the Contract Owner's written request for surrender or the date requested by the Contract Owner, whichever is later. The Cash Surrender Value equals the Cash Value less the Annual Maintenance Fee and any Indebtedness. The Company will pay the Cash Surrender Value of the Contract within seven days of receipt by the Company of the written request or on the effective surrender date requested by the Contract Owner, whichever is later.


     The Contract will terminate on the date of receipt of the written request, or the date the Contract Owner requests the surrender to be effective, whichever is later. For a discussion of the tax consequences of surrendering the Contract, see "Federal Tax Considerations," page 20.

     The Contract Owner may elect to apply the surrender proceeds to an Income Plan (see "Other Matters -- Payment Options," page 17).

PARTIAL WITHDRAWALS

     While the Contract is in force, a Contract Owner may elect, by written request, to make partial withdrawals of at least $50 from the Cash Surrender Value. The Cash Surrender Value, after the partial withdrawal, must at least equal $2,000; otherwise, the request will be treated as a request for surrender. The partial withdrawal will be deducted pro rata from each Variable Sub-Account, unless the Contract Owner instructs otherwise. The Specified Amount after the partial withdrawal will be the greater of:

     - the Specified Amount prior to the partial withdrawal reduced proportionately to the reduction in Account Value; or

     - the minimum Specified Amount necessary in order to meet the definition of a life insurance contract under Section 7702 of the Code.

     Partial withdrawals in excess of the Free Withdrawal Amount may be subject to a Withdrawal Charge and any due and unpaid premium tax charges. See "Deductions and Charges -- Other Deductions -- Withdrawal Charge" and "Premium Tax Charge." For a discussion of the tax consequences of partial withdrawals, see "Federal Tax Considerations," page 20.

MATURITY

     The Contracts have no maturity date.

LAPSE AND REINSTATEMENT

     The Contract will remain in force until the Cash Surrender Value is insufficient to cover a Monthly Deduction Amount due on a Monthly Activity Date. The Company will give written notice to the Contract Owner that if an amount shown in the notice (which will be sufficient to cover the Monthly Deduction Amount(s) due) is not paid within the 61 day Grace Period, there is a danger of lapse.


     The Contract will continue through the Grace Period, but if no payment is forthcoming, it will terminate at the end of the Grace Period. If the Insured dies during the Grace Period, the proceeds payable under the Contract will be reduced by the Monthly Deduction Amount(s) due and unpaid. See "Contract Benefits and Rights -- Death Benefit," page 13.


     If the Contract lapses, the Contract Owner may apply for reinstatement of the Contract by payment of the reinstatement premium (and any applicable charges) required under the Contract. A request for reinstatement must be made within five years of the date the Contract entered a Grace Period. If a loan was outstanding at the time of lapse, the Company will require repayment of the loan before permitting reinstatement. In addition, the Company reserves the right to require evidence of insurability satisfactory to the Company. The reinstatement premium is equal to an amount sufficient to: (1) cover all Monthly Deduction Amounts and Annual Maintenance Fees due and unpaid during the Grace Period, and (2) keep the Contract in force for three months after the date of reinstatement. The Specified Amount upon reinstatement cannot exceed the Specified Amount of the Contract at its lapse. The Account Value on the reinstatement date will reflect the Account Value at the time of termination of the Contract plus the premiums paid at the time of reinstatement. Withdrawal charges and due and unpaid premium tax charges, Cost of Insurance, and Tax Expense Charges will continue to be based on the original Contract Date.


CANCELLATION AND EXCHANGE RIGHTS


     A Contract Owner has a limited right to return a Contract for cancellation. If the Contract is returned for cancellation by mail or personal delivery to the Company or to the agent who sold the Contract within 10 days after delivery of the Contract to the Contract Owner (a longer free-look period is provided in certain states), the Company will return to the Contract Owner within 7 days the sum of: (1) the Account Value on the date the returned Contract is received by the Company or its agent; and (2) any deductions under the Contract or by the Funds for taxes, charges or fees. Some states may require the Company to return the premiums paid for the returned Contract.


     Once the Contract is in effect, it may be exchanged during the first 24 months after its issuance for a non-variable permanent life insurance contract offered by the Company on the life of the Insured. The Company reserves the right to make available a permanent life insurance contract offered by the Company's account or any affiliated company without evidence of insurability. The amount at risk to the Company (i.e., the difference between the Death Benefit and the Account Value) under the new contract will be equal to or less than the amount at risk to the Company under the exchanged Contract on the date of exchange. Premiums under the new Contract will be based on the same risk classification as the exchanged Contract. The exchange is subject to adjustments in premiums and Account Value to reflect any variance between the exchanged Contract and the new contract. The Company reserves the right to make such a contract available that is offered by the Company's parent or by any affiliate of the Company.

CONFINEMENT WAIVER BENEFIT


     Under the terms of an amendatory endorsement to the Contract, the Company will waive any Withdrawal Charges on partial withdrawals and surrenders of the Contract requested while the Insured is confined to a qualified long-term care facility or hospital for a period of more than 90 consecutive days beginning 30 days or more after the Contract Date, or within 90 days after the Insured is discharged from such confinement. The confinement must have been prescribed by a licensed medical doctor or a licensed doctor of osteopathy, operating within the scope of his or her license, and must be medically necessary. The prescribing doctor may not be the Insured, the Contract Owner, or any spouse, child, parent, grandchild, grandparent, sibling or in-law of the Contract Owner. "Medically necessary" means appropriate and consistent with the diagnosis and which could not have been omitted without adversely affecting the Insured's condition. The confinement waiver benefit may not be available in all states.


SUSPENSION OF VALUATION, PAYMENTS AND TRANSFERS

     The Company will suspend all procedures requiring valuation of the Variable Account (including transfers, surrenders and loans) on any day the New York Stock Exchange is closed or trading is restricted due to an existing emergency as defined by the Commission, or on any day the Commission has ordered that the right of surrender of the Contracts be suspended for the protection of Contract Owners, until such emergency has ended.

LAST SURVIVOR CONTRACTS


     The Contracts are offered on a single life and "last survivor" basis. Contracts sold on a last survivor basis operate in a manner almost identical to the single life version. The most important difference is that the last survivor version involves two Insureds and the proceeds are paid only on the death of the last surviving Insured. The other significant differences between the last survivor and single life versions are listed below:


     1. Last survivor Contracts are offered for prospective insured persons age 18-85.

     2. The cost of insurance charges under the last survivor Contracts are determined in a manner that reflects the anticipated mortality of the two Insureds and the fact that the Death Benefit is not payable until the death of the second Insured. See the last survivor illustrations in "Appendix A," page A-1.

     3. To qualify for simplified underwriting under a last survivor Contract, both Insureds must meet the simplified underwriting standards.

     4. For a last survivor Contract to be reinstated, both Insureds must be alive on the date of reinstatement.

     5. For a last survivor Contract, provisions regarding misstatement of age or sex, suicide and incontestability apply to either Insured.

     6. The Accelerated Death Benefit provision is only available upon terminal illness of the last survivor.

     7. The Confinement Waiver Benefit is available upon confinement of either insured.

                                 OTHER MATTERS


VOTING PRIVILEGES



     In accordance with its view of presently applicable law, the Company will vote the shares of the Funds at regular and special meetings of the shareholders of the Funds in accordance with instructions from Contract Owners (or the assignee of the Contract, as the case may be) having a voting interest in the Variable Account. The number of shares of a Fund held in a Variable Sub-Account which are attributable to each Contract Owner is determined by dividing the Contract Owner's interest in that Variable Sub-Account by the per share net asset value of the corresponding Fund. The Company will vote shares for which no instructions have been given and shares which are not attributable to Contract Owners (i.e., shares owned by the Company) in the same proportion as it votes shares for which it has received instructions. If the 1940 Act or any rule promulgated thereunder should be amended, however, or if the Company's present interpretation should change and, as a result, the Company determines it is permitted to vote the shares of the Funds in its own right, it may elect to do so.



     The voting interests of the Contract Owner (or the assignee) in the Funds will be determined as follows: Contract Owners are entitled to give voting instructions to the Company with respect to Fund shares attributable to them as described above, determined on the record date for the shareholder meeting for that Fund. Therefore, if a Contract Owner has taken a loan secured by the Contract, amounts transferred from the Variable Sub-Account(s) to the Loan Account in connection with the loan (see "Contract Benefits and Rights -- Contract Loans," page 14) will not be considered in determining the voting interests of the Contract Owner. Contract Owners should review the prospectus for the Fund Series which accompanies this prospectus to determine matters on which Fund Series shareholders may vote.


     The Company may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of one or more of the Funds or to approve or disapprove an investment advisory contract for the Funds.

     The Company may disregard voting instructions in favor of changes initiated by Contract Owners in the investment objectives or the investment advisor of the Funds if the Company reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities. If the Company does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next periodic report to Contract Owners.

STATEMENTS TO CONTRACT OWNERS


     The Company will maintain all records relating to the Variable Account and the Variable Sub-Accounts. At least once each Contract Year, the Company will send to each Contract Owner a statement showing the coverage amount and the Account Value of the Contract (indicating the number of Accumulation Units credited to the Contract in each Variable Sub-Account and the corresponding Accumulation Unit Value), and any outstanding loan secured by the Contract as of the date of the statement. The statement will also show premiums paid, and Monthly Deduction Amounts under the Contract since the last statement, and any other information required by applicable law or regulation.


LIMIT ON RIGHT TO CONTEST

     The Company may not contest the validity of the Contract after it has been in effect during the Insured's lifetime for two years from the Contract Date. If the Contract is reinstated, the two-year period is measured from the date of reinstatement. Any increase in the Specified Amount for which evidence of insurability was obtained is contestable for 2 years from its effective date. In addition, if the Insured dies by suicide while sane or self destruction while insane in the two-year period after the Contract Date, or such period as specified under applicable state law, the benefit payable will be limited to the premiums paid less any Indebtedness and partial withdrawals. If the Insured dies by suicide while sane or self-destruction while insane in the two-year period following an increase in the Specified Amount, the benefit payable with respect to the increase will be limited to the additional premium paid for such increase, less any Indebtedness and partial withdrawals.

MISSTATEMENT AS TO AGE AND SEX

     If the age or sex of the Insured is incorrectly stated, the Death Benefit will be appropriately adjusted as specified in the Contract.

PAYMENT OPTIONS


     The surrender proceeds or Death Benefit proceeds under the Contracts may be paid in a lump sum or may be applied to one of the Company's Income Plans. If the amount to be applied to an Income Plan is less than $3,000 or if it would result in an initial income payment of less than $20, the Company may require that the frequency of income payments be decreased such that the income payments are greater than $20 each, or the Company may elect to pay the amount in a lump sum. No surrender or partial withdrawals are permitted after payments under an Income Plan commence.


     We will pay interest on the proceeds from the date of the Insured's death to the date payment is made or a payment option is elected. At such times, the proceeds are not subject to the investment experience of the Variable Account.

     The Income Plans are fixed annuities payable from the Company's general account. They do not reflect the investment experience of the Variable Account. Fixed annuity payments are determined by multiplying the amount applied to the annuity by a rate to be determined by the Company which is no less than the rate specified in the fixed payment annuity tables in the Contract. The annuity payment will remain level for the duration of the annuity. The Company may require proof of age and gender of the payee (and joint payee, if applicable) before payments begin. The Company may also require proof that such person(s) are living before it makes each payment.

     The following options are available under the Contracts (the Company may offer other payment options):

     INCOME PLAN 1 -- LIFE INCOME WITH GUARANTEED PAYMENTS

     The Company will make payments for as long as the payee lives. If the payee dies before the selected number of guaranteed payments have been made, the Company will continue to pay the remainder of the guaranteed payments.

     INCOME PLAN 2 -- JOINT AND SURVIVOR LIFE INCOME WITH GUARANTEED PAYMENTS


     The Company will make payments for as long as either the payee or joint payee, named at the time of Income Plan selection, is living. If both the payee and the joint payee die before the selected number of guaranteed payments have been made, the Company will continue to pay the remainder of the guaranteed payments.


     The Company will make any other arrangements for income payments as may be agreed on.

BENEFICIARY


     The applicant names the beneficiary in the application for the Contract. The Contract Owner may change the beneficiary (unless irrevocably named) during the Insured's lifetime by written request to the Company. If no beneficiary is living when the Insured dies, the proceeds will be paid to the Contract Owner if living; otherwise to the Contract Owner's estate.


ASSIGNMENT

     Unless required by state law, the Contract may not be assigned as collateral for a loan or other obligation.

DIVIDENDS


     No dividends will be paid under the Contracts. The Contracts are nonparticipating.


                       GLENBROOK LIFE AND ANNUITY COMPANY
                EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY

     The directors and executive officers are listed below, together with information as to their ages, dates of election and principal business occupations during the last five years (if other than their present business occupations).


LOUIS G. LOWER, II, 52, Chief Executive Officer and Chairman of the Board
(1995)*


     Also Director (1986-Present) and Senior Vice President (1995-Present) of Allstate Insurance Company; Director (1991-Present) of Allstate Life Financial Services, Inc.; Director (1986-Present) and President (1990-Present) Allstate Life Insurance Company; Director (1983-Present) and Chairman of the Board (1990-Present) of Allstate Life Insurance Company of New York; Director (1990-Present), Chairman of the Board of Directors and Chief Executive Officer (1995-Present), Chairman of the Board of Directors and President (1990-1995) of Glenbrook Life Insurance Company; Director and Chairman of the Board (1995-Present) of Laughlin Group Holdings, Inc.; Director and Chairman of the Board of Directors and Chief Executive Officer (1989-Present) Lincoln Benefit Life Company; Director (1986-Present), Chairman of the Board of Directors and Chief Executive Officer (1995-Present) of Northbrook Life Insurance Company; and Chairman of the Board of Directors and Chief Executive Officer (1995-Present) Surety Life Insurance Company.

PETER H. HECKMAN, 51, President, Chief Operating Officer and Director (1996)*

     Also Director and Vice President (1988-Present) of Allstate Life Insurance Company; Director (1990-1996), Vice President (1989-Present), Allstate Life Insurance Company of New York; Director (1991-1993) of Allstate Life Financial Services, Inc.; Director (1990-Present), President and Chief Operating Officer (1996-Present), and Vice President (1990-1996), Glenbrook Life Insurance Company; Director (1995-Present) and Vice Chairman of the Board (1996-Present) Laughlin Group Holdings, Inc.; Director (1990-Present) and Vice Chairman of the Board (1996-Present) Lincoln Benefit Life Company; Director (1988-Present) President and Chief Operating Officer (1996-Present), and was Vice President (1989-1996), Northbrook Life Insurance Company; and Director (1995-Present) and Vice Chairman of the Board (1996-Present) Surety Life Insurance Company.


MICHAEL J. VELOTTA, 51, Vice President, Secretary, General Counsel, and Director
(1992)*


     Also Director and Secretary (1993-Present) of Allstate Life Financial Services, Inc.; Director (1992-Present) Vice President, Secretary and General Counsel (1993-Present) Allstate Life Insurance Company; Director (1992-Present) Vice President, Secretary and General Counsel (1993-Present) Allstate Life Insurance Company of New York; Director (1992-Present) Vice President, Secretary and

General Counsel (1993-Present) Glenbrook Life Insurance Company; Director and Secretary (1995-Present) Laughlin Group Holdings, Inc.; Director (1992-Present) and Assistant Secretary (1995-Present) Lincoln Benefit Life Company; Director (1992-Present) Vice President, Secretary and General Counsel (1993-Present) Northbrook Life Insurance Company; and Director and Assistant Secretary (1995-Present) Surety Life Insurance Company.


JOHN R. HUNTER, 42, Director (1996)*


     Also Assistant Vice President (1990-Present) Allstate Life Insurance Company; Assistant Vice President (1996-Present) Allstate Life Insurance Company of New York; Director (1996-Present) Glenbrook Life Insurance Company; and Director (1994-Present) and Assistant Vice President (1990-Present) Northbrook Life Insurance Company.


G. CRAIG WHITEHEAD, 51, Senior Vice President and Director (1995)*


     Also Assistant Vice President (1991-Present) Allstate Life Insurance Company; Director (1994-Present) Assistant Vice President (1991-Present) Glenbrook Life Insurance Company; Assistant Vice President (1992-Present) Secretary (1995) Glenbrook Life and Annuity Company; Director (1995-Present) Laughlin Group Holdings, Inc.

MARLA G. FRIEDMAN, 43, Vice President (1996)*

     Also Director (1991-Present) and Vice President (1988-Present) Allstate Life Insurance Company; Director (1993-1996) Allstate Life Financial Services, Inc.; Assistant Vice President (1996-Present) Allstate Life Insurance Company of New York; Director (1991-1996), President and Chief Operating Officer (1995-1996) and Vice President (1990-1995) and (1996-Present) Glenbrook Life Insurance Company; Director and Vice Chairman of the Board (1995-1996) Laughlin Group Holdings, Inc.; and Director (1989-1996), President and Chief Operating Officer (1995-1996) and Vice President (1996-Present) Northbrook Life Insurance Company.

KEVIN R. SLAWIN, 39, Vice President (1996)*

     Also Assistant Vice President and Assistant Treasurer (1995-1996) Allstate Insurance Company; Director (1996-Present) and Assistant Treasurer (1995-1996) Allstate Financial Services, Inc.; Director and Vice President (1996-Present) and Assistant Treasurer (1995-1996) Allstate Life Insurance Company; Director and Vice President (1996-Present) and Assistant Treasurer (1995-1996) Allstate Life Insurance Company of New York; Director and Vice President (1996-Present) and Assistant Treasurer (1995-1996) Glenbrook Life Insurance Company; Director (1996-Present) and Assistant Treasurer (1995-1996) Laughlin Group Holdings, Inc.; Director (1996-Present) Lincoln Benefit Life Company; Director and Vice President (1996-Present) and Assistant Treasurer (1995-1996) Northbrook Life Insurance Company; Director (1996-Present) Surety Life Insurance Company; and Assistant Treasurer and Director (1994-1995) Sears Roebuck and Co.; and Treasurer and First Vice President (1986-1994) Sears Mortgage Corporation.


CASEY J. SYLLA, 54, Chief Investment Officer (1995)*


     Also Director (1995-Present) Senior Vice President and Chief Investment Officer (1995-Present) Allstate Insurance Company; Director (1995-Present) Chief Investment Officer (1995-Present) Allstate Life Insurance Company; Chief Investment Officer (1995-Present) Allstate Life Insurance Company of New York; Chief Investment Officer (1995-Present) Glenbrook Life Insurance Company; and Director and Chief Investment Officer (1995-Present) Northbrook Life Insurance Company. Prior to 1995 he was Senior Vice President and Executive Officer -- Investments (1992-1995) of Northwestern Mutual Life Insurance Company.

JAMES P. ZILS, 46, Treasurer (1995)*

     Also Vice President and Treasurer (1995-Present) Allstate Insurance Company; Treasurer (1995-Present) Allstate Life Financial Services, Inc.; Treasurer (1995-Present) Allstate Life Insurance Company; Treasurer (1995-Present) Allstate Life Insurance Company of New York; Treasurer (1995-Present) Glenbrook Life Insurance Company; Treasurer (1995-Present) Laughlin Group Holdings, Inc.; and Treasurer (1995-Present) Northbrook Life Insurance Company. Prior to 1995 he was Vice President of Allstate Life Insurance Company. Prior to 1993 he held various management positions.

* Date elected/appointed to current office.

                         DISTRIBUTION OF THE CONTRACTS

     Allstate Life Financial Services, Inc. ("ALFS"), 3100 Sanders Road, Northbrook Illinois, a wholly owned subsidiary of Allstate Life Insurance Company, acts as the principal underwriter of the Contracts. ALFS is registered as a broker-dealer under the Securities Exchange Act of 1934 and became a member of the National Association of Securities Dealers, Inc. on June 30, 1993. Contracts are sold by registered representatives of unaffiliated broker-dealers or bank employees who are licensed insurance agents appointed by the Company, either individually or through an incorporated insurance agency and who have entered into a selling agreement with ALFS to sell the Contracts. In some states, Contracts may be sold by representatives or employees of banks which may be acting as broker-dealers without separate registration under the Securities Exchange Act of 1934, pursuant to legal and regulatory exceptions.

     The maximum sales commission payable to Company agents, independent registered insurance brokers, and other registered broker-dealers is 7.25% of initial and subsequent premiums. From time to time, the Company may pay or permit other promotional incentives, in cash or credit or other compensation.

     The underwriting agreement with ALFS provides for indemnification of ALFS by the Company for liability to Owners arising out of services rendered or Contracts issued.

                          SAFEKEEPING OF THE VARIABLE
                                ACCOUNT'S ASSETS

     The assets of the Variable Account are held by the Company. The assets of the Variable Account are kept physically segregated and held separate and apart from the General Account of the Company. The Company maintains records of all purchases and redemptions of shares of the Funds.

                           FEDERAL TAX CONSIDERATIONS

INTRODUCTION

     THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. THE COMPANY MAKES NO GUARANTEE REGARDING THE TAX TREATMENT OF ANY CONTRACT OR TRANSACTION INVOLVING A CONTRACT. Federal, state, local and other tax consequences of ownership or purchase of a life insurance contract depend upon the individual circumstances of each person. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a qualified tax advisor.

TAXATION OF THE COMPANY AND THE VARIABLE ACCOUNT

     The Company is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code. Since the Variable Account is not an entity separate from the Company and its operations form a part of the Company, it will not be taxed separately as a "Regulated Investment Company" under Subchapter M of the Code. Investment income and realized capital gains are automatically applied to increase reserves under the Contracts. Under existing federal income tax law, the Company believes that the Variable Account investment income and realized net capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Contracts.

     Accordingly, the Company does not anticipate that it will incur any federal income tax liability attributable to the Variable Account, and therefore the Company does not intend to make provisions for any such taxes. However, if changes in the federal tax laws or interpretations thereof result in the Company being taxed on income or gains attributable to the Variable Account, then the Company may impose a charge against the Variable Account (with respect to some or all Contracts) in order to set aside provisions to pay such taxes.

TAXATION OF CONTRACT BENEFITS

     In order to qualify as a life insurance contract for federal income tax purposes, the Contract must meet the definition of a life insurance contract set forth in Section 7702 of the Code. Section 7702 limits the amount of premiums that may be invested in a contract that is treated as life insurance. The manner in which Section 7702 should be applied to certain features of the Contract offered in this prospectus is not directly addressed in Section 7702. Nevertheless, the Company believes that the Contact will meet the Section 7702 definition of a life insurance contract. This means that:

     - the death benefit should be fully excludable from the gross income of the beneficiary under Section 101(a)(1) of the Code; and

     - the Contract Owner should not be considered in constructive receipt of the Cash Value of the Contract, including any increases, until actual cancellation of the Contract

     In addition, in the absence of final regulations or other pertinent interpretations of Section 7702, there is necessarily some uncertainty as to whether a substandard risk Contract will meet the statutory life insurance contract definition. If a Contract were determined not to be a life insurance contract for purposes of Section 7702, such Contract would not provide most of the tax advantages normally provided by a life insurance contract. The Company reserves the right to amend the Contracts to comply with any future changes in the Code, any regulations or rulings under the Code and any other requirements imposed by the Internal Revenue Service.

     If you own and are the Insured under the Contract, the Death Benefit will be included in your gross estate for federal estate tax purposes if the proceeds are payable to your estate. If the beneficiary is other than your estate but you retained incidents of ownership in the Contract, the Death Benefit will also be included in your gross estate. Examples of incidents of ownership include, but are not limited to, the right to change beneficiaries, to assign the Contract or revoke an assignment, to pledge the Contract or to obtain a policy loan. If you own and are the Insured under the Contract and you transfer all incidents of ownership in the Contract, the Death Benefit will be included in your gross estate if you die within three years from the date of the ownership transfer. State and local estate and inheritance tax consequences may also apply. In addition, certain transfers of the Contract or Death Benefit, either during life or at death, to individuals (or trusts for the benefit of such individuals) two or more generations below that of the transferor may be subject to the federal generation skipping transfer tax.

     In addition, the Contract may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans, and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Contract in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax advisor regarding the tax attributes of the particular arrangement.

MODIFIED ENDOWMENT CONTRACTS

     A life insurance contract is treated as a "modified endowment contract" under Section 7702A of the Code if it meets the definition of life insurance in
Section 7702 but fails the "seven-pay" test of Section 7702A. The seven-pay test provides that premiums cannot be paid at a rate more rapidly than that allowed by the payment of seven annual premiums using specified computational rules provided in Section 7702A(c). The large single premium permitted under the Contract (which is equal to 100% of the "Guideline Single Premium" as defined in Section 7702 of the Code) does not meet the specified computational rules for the "seven-pay test" under Section 7702A(c). Therefore, the Contract will generally be treated as a modified endowment contract for federal income tax purposes. However, an exchange of a life insurance contract that is not a modified endowment contract will not cause the new contract to be a modified endowment contract if no additional premiums are paid. An exchange under Section 1035 of the Code of a life insurance contract that is a modified endowment contract for a new life insurance contract will always cause the new contract to be a modified endowment contract. A contract that is classified as a modified endowment contract is generally eligible for the beneficial tax treatment accorded to life insurance. Accordingly, the death benefit is excluded from income and increments in value are not subject to current taxation. If a person receives any amount as a policy loan from a modified endowment contract, or assigns or pledges any part of the value of the contract, such amount is treated as a distribution. Unlike other life insurance contracts, distributions received before the insured's death are treated first as income (to the extent of gain) and then as recovery of investment in the contract. Any amounts that are taxable withdrawals will be subject to a 10% additional tax, with certain exceptions:
(1) distributions made on or after the date on which the taxpayer attains age
59 1/2; (2) distributions attributable to the taxpayer's becoming disabled (within the meaning of Section 72(m)(7) of the Code); or (3) any distribution that is part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his or her beneficiary.

     All modified endowment contracts that are issued within any calendar year to the same Contract Owner by one company or its affiliates shall be treated as one modified endowment contract in determining the taxable portion of any loan or distributions.

DIVERSIFICATION REQUIREMENTS

     For a Contract to be treated as a variable life insurance contract for federal tax purposes, the investments in the Variable Account must be "adequately diversified" in accordance with the standards provided in the Treasury regulations. If the investments in the Variable Account are not adequately diversified, then the Contract will not be treated as a variable life insurance contract for federal income tax purposes and the Owner will be taxed on the excess of the Contract Value over the investment in the Contract. Although the Company does not have control over the Fund Series or their investments, the Company expects the Fund Series to meet the diversification requirements.

OWNERSHIP TREATMENT

     In connection with the issuance of the regulations on the adequate diversification standards, the Department of the Treasury announced that the regulations do not provide guidance concerning the extent to which contract owners may direct their investments among sub-accounts of a Variable Account. The Internal Revenue Service has previously stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the owner possesses incidents of ownership in those assets such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, the Treasury Department announced that guidance would be issued in the future regarding the extent that owners could direct their investments among sub-accounts without being treated as owners of the underlying assets of the Variable Account. As of the date of this prospectus, no such guidance has been issued.

     The ownership rights under this contract are similar to, but different in certain respects from, those described by the service in rulings in which it was determined that contract owners were not owners of separate account assets. For example, the Owner of this Contract has the choice of more investment options to which to allocate premiums and contract values, and may be able to transfer among investment options more frequently than in such rulings. These differences could result in the Contract Owner being treated as the owner of the Variable Account. In those circumstances, income and gain from the Variable Account assets would be includible in the Contract Owner's gross income. In addition, the Company does not know what standards will be set forth in the regulations or rulings which the Treasury Department has stated it expects to issue. It is possible that Treasury Department's position, when announced, may adversely affect the tax treatment of existing contracts. The Company, therefore, reserves the right to modify the contract as necessary to attempt to prevent the contract owner from being considered the federal tax owner of the assets of the Variable Account. However, the Company makes no guarantee that such modification to the contract will be successful.

POLICY LOAN INTEREST

     Interest paid on loans against a Contract is generally not deductible.

                    ADDITIONAL INFORMATION ABOUT THE COMPANY

     The Company also acts as the sponsor for four of its separate accounts that are registered investment companies: Glenbrook Life and Annuity Company Variable Annuity Account, Glenbrook Life and Annuity Company Separate Account A, Glenbrook Life Variable Life Separate Account A, and Glenbrook Life Multi-Manager Variable Account. The officers and employees of the Company are covered by a fidelity bond in the amount of $5,000,000. No person beneficially owns more than 5% of the outstanding voting stock of The Allstate Corporation, of which the Company is an indirect wholly owned subsidiary.

                               LEGAL PROCEEDINGS

     From time to time the Company is involved in pending and threatened litigation in the normal course of its business in which claims for monetary damages are asserted. Management, after consultation with legal counsel, does not anticipate the ultimate liability arising from such pending or threatened litigation to have a material effect on the financial condition of the Company or the Variable Account.

                                 LEGAL MATTERS


     Katten Muchin & Zavis, of Washington, D.C., has provided advice on certain legal matters relating to the federal securities laws applicable to the issue and sale of the Contracts. All matters of Illinois law pertaining to the Contracts, including the validity of the Contracts and the Company's right to issue such Contracts under Illinois insurance law, have been passed upon by Michael J. Velotta, General Counsel of the Company.


                             REGISTRATION STATEMENT

     A registration statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933 as amended. This Prospectus does not contain all information set forth in the registration statement, its amendments and exhibits, to all of which reference is made for further information concerning the Variable Account, the Funds, the Company, and the Contracts.

                                    EXPERTS

     The financial statements of the Company as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 and the related financial statement schedule included in this Prospectus have been audited by Deloitte & Touche LLP, Two Prudential Plaza, 180 North Stetson Avenue, Chicago, IL 60601-6779, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


     The hypothetical Contract illustrations included in this Prospectus have been approved by Diana Montigney, FSA, and are included in reliance upon her opinion as to their reasonableness.


                             FINANCIAL INFORMATION


     Financial statements for the Variable Account are not included herein because, as of the date of this Prospectus, sales of the Contracts had not commenced and the Variable Account therefore had no assets. The financial statements for the Company appearing immediately below should be considered as bearing only on the ability of the Company to fulfill its obligations under the Contracts. They do not relate to the investment performance of the Variable Account.

                          INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDER OF
GLENBROOK LIFE AND ANNUITY COMPANY:

     We have audited the accompanying Statements of Financial Position of Glenbrook Life and Annuity Company (the "Company") as of December 31, 1996 and 1995, and the related Statements of Operations, Shareholder's Equity and Cash Flows for each of the three years in the period ended December 31, 1996. Our audits also included Schedule IV -- Reinsurance. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of Glenbrook Life and Annuity Company as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles. Also, in our opinion, Schedule IV --Reinsurance, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
February 21, 1997

                       GLENBROOK LIFE AND ANNUITY COMPANY

                        STATEMENTS OF FINANCIAL POSITION

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1996         1995
                                                              ----------   ----------
                                                                 ($ IN THOUSANDS)
Assets
  Investments
    Fixed income securities, at fair value (amortized cost
      $46,925 and $44,112)..................................  $   49,389   $   48,815
    Short-term..............................................       1,287        2,102
                                                              ----------   ----------
         Total investments..................................      50,676       50,917
  Reinsurance recoverable from Allstate Life Insurance
    Company.................................................   2,060,419    1,340,925
  Cash......................................................      --              264
  Net receivable from affiliates............................      19,206       --
  Other assets..............................................       2,049        2,021
  Separate Accounts.........................................     272,420       15,578
                                                              ----------   ----------
         Total assets.......................................  $2,404,770   $1,409,705
                                                              ==========   ==========
Liabilities
  Contractholder funds......................................  $2,060,419   $1,340,925
  Income taxes payable......................................         653        1,637
  Deferred income taxes.....................................       1,528        1,828
  Net payable to affiliates.................................      --              255
  Separate Accounts.........................................     260,290        5,048
                                                              ----------   ----------
         Total liabilities..................................   2,322,890    1,349,693
                                                              ----------   ----------
Shareholder's Equity
  Common stock, $500 par value, 4,200 shares authorized,
    issued, and outstanding.................................       2,100        2,100
  Additional capital paid-in................................      69,641       49,641
  Unrealized net capital gains..............................       2,790        3,357
  Retained income...........................................       7,349        4,914
                                                              ----------   ----------
         Total shareholder's equity.........................      81,880       60,012
                                                              ----------   ----------
         Total liabilities and shareholder's equity.........  $2,404,770   $1,409,705
                                                              ==========   ==========

                            STATEMENTS OF OPERATIONS

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               1996     1995     1994
                                                              ------   ------   ------
                                                                  ($ IN THOUSANDS)
Revenues
  Net investment income.....................................  $3,774   $3,996   $2,017
  Realized capital gains and losses.........................    --        459     --
                                                              ------   ------   ------
Income before income tax expense............................   3,774    4,455    2,017
Income tax expense..........................................   1,339    1,576      723
                                                              ------   ------   ------
Net income..................................................  $2,435   $2,879   $1,294
                                                              ======   ======   ======

                       See notes to financial statements.

                       GLENBROOK LIFE AND ANNUITY COMPANY
                       STATEMENTS OF SHAREHOLDER'S EQUITY

                                                                   YEAR ENDED DECEMBER 31,
                                                                -----------------------------
                                                                 1996       1995       1994
                                                                -------    -------    -------
                                                                      ($ IN THOUSANDS)
Common stock................................................    $ 2,100    $ 2,100    $ 2,100
                                                                -------    -------    -------
Additional capital paid-in
Balance, beginning of year..................................     49,641     49,641      9,641
Capital contributions.......................................     20,000         --     40,000
                                                                -------    -------    -------
Balance, end of year........................................     69,641     49,641     49,641
                                                                -------    -------    -------
Unrealized net capital gains
Balance, beginning of year..................................      3,357     (1,118)       693
Net (decrease) increase.....................................       (567)     4,475     (1,811)
                                                                -------    -------    -------
Balance, end of year........................................      2,790      3,357     (1,118)
                                                                -------    -------    -------
Retained Income
Balance, beginning of year..................................      4,914      2,035        741
Net income..................................................      2,435      2,879      1,294
                                                                -------    -------    -------
Balance, end of year........................................      7,349      4,914      2,035
                                                                -------    -------    -------
Total shareholder's equity..................................    $81,880    $60,012    $52,658
                                                                =======    =======    =======

                            STATEMENTS OF CASH FLOWS

                                                                    YEAR ENDED DECEMBER 31,
                                                                -------------------------------
                                                                 1996        1995        1994
                                                                -------    --------    --------
                                                                       ($ IN THOUSANDS)
Cash flows from operating activities
  Net income................................................    $ 2,435    $  2,879    $  1,294
  Adjustments to reconcile net income to net cash provided
    by operating activities
    Change in deferred income taxes.........................          4         (39)         71
    Realized capital gains and losses.......................      --           (459)      --
    Changes in other operating assets and liabilities.......       (510)      1,217        (251)
                                                                -------    --------    --------
       Net cash provided by operating activities............      1,929       3,598       1,114
                                                                -------    --------    --------
Cash flows from investing activities
  Fixed income securities
    Proceeds from sales.....................................      --          7,836       --
    Investment collections..................................      2,891       1,568         649
    Investment purchases....................................     (5,667)     (1,491)    (42,729)
  Participation in Separate Accounts........................       (232)    (10,069)      --
  Change in short-term investments, net.....................        815      (1,178)        667
                                                                -------    --------    --------
       Net cash used in investing activities................     (2,193)     (3,334)    (41,413)
                                                                -------    --------    --------
Cash flows from financing activities
  Capital contribution......................................      --          --         40,000
                                                                -------    --------    --------
       Net cash provided by financing activities............      --          --         40,000
                                                                -------    --------    --------
Net (decrease) increase in cash.............................       (264)        264        (299)
Cash at beginning of year...................................        264       --            299
                                                                -------    --------    --------
Cash at end of year.........................................    $ --       $    264    $  --
                                                                =======    ========    ========
Supplemental disclosure of cash flow information
Noncash financing activity:
  Capital contribution receivable from Allstate Life
    Insurance Company.......................................    $20,000    $  --       $  --
                                                                =======    ========    ========

                       See notes to financial statements.

                       GLENBROOK LIFE AND ANNUITY COMPANY

                         NOTES TO FINANCIAL STATEMENTS

                                ($ IN THOUSANDS)

1.  GENERAL

BASIS OF PRESENTATION

     The accompanying financial statements include the accounts of Glenbrook Life and Annuity Company (the "Company"), a wholly owned subsidiary of Allstate Life Insurance Company ("ALIC"), which is wholly owned by Allstate Insurance Company ("AIC"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). On June 30, 1995, Sears, Roebuck and Co. ("Sears") distributed its 80.3% ownership in the Corporation to Sears common shareholders through a tax-free dividend (the "Distribution"). These financial statements have been prepared in conformity with generally accepted accounting principles.

     To conform with the 1996 presentation, certain items in the prior years' financial statements and notes have been reclassified.

NATURE OF OPERATIONS

     The Company markets interest-sensitive life insurance and various annuity products in the United States through banks and broker-dealers. Annuities include deferred annuities, such as variable annuities and fixed rate flexible premium annuities. The Company has entered into exclusive distribution arrangements with management investment companies to market its variable annuity contracts.

     Annuity and life insurance contracts issued by the Company are subject to discretionary withdrawal or surrender by the contractholder, subject to applicable surrender charges. These contracts are reinsured with ALIC (see Note
3), which invests premiums and deposits to create cash flows that will fund future benefits and expenses. In order to support competitive credited rates, ALIC adheres to a basic philosophy of matching assets with related liabilities to limit interest rate risk, while maintaining adequate liquidity and a prudent and diversified level of credit risk.

     The Company monitors economic and regulatory developments which have the potential to impact its business. There continues to be proposed federal legislation and regulation which would allow banks greater participation in securities and insurance businesses, which could present an increased level of competition for sales of the Company's annuity contracts. Furthermore, the market for deferred annuities and interest-sensitive life insurance is enhanced by the tax incentives available under current law. Any legislative changes which lessen these incentives are likely to negatively impact the market for these products.

     The Company is authorized to sell life and annuity products in all states except New York, as well as the District of Columbia. The top geographic locations for statutory premiums earned are Florida, California, Pennsylvania, Michigan, Oregon, Texas and Georgia for the year ended December 31, 1996. No other jurisdiction accounted for more than 5% of statutory premiums. All premiums and contract charges are ceded to ALIC under reinsurance agreements.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS

     Fixed income securities include bonds and mortgage-backed securities. All fixed income securities are carried at fair value and may be sold prior to their contractual maturity ("available for sale"). The difference between amortized cost and fair value, net of deferred income taxes, is reflected as a component of shareholder's equity. Provisions are recognized for declines in the value of fixed income securities that are other than temporary. Such writedowns are included in realized capital gains and losses.

     Short-term investments are carried at cost which approximates fair value.

     Investment income consists primarily of interest, which is recognized on an accrual basis. Interest income on mortgage-backed securities is determined on the effective yield method, based on the estimated principal repayments. Accrual of income is suspended for fixed income securities that are in default or when the receipt of interest payments is in doubt. Realized capital gains and losses are determined on a specific identification basis.

RECOGNITION OF PREMIUM REVENUE AND CONTRACT CHARGES

Revenues on interest-sensitive life insurance contracts are comprised of contract charges and fees, and are recognized when assessed against the policyholder account balance. Revenues on annuities, which are considered investment contracts, include contract charges and fees for contract administration and surrenders. These revenues are recognized when levied against the contract balances.

REINSURANCE

The Company and ALIC entered into a reinsurance agreement effective on June 5, 1992. All business issued subsequent to that date is ceded to ALIC. Life insurance in force prior to that date is ceded to non-affiliated reinsurers. Contract charges and credited interest are ceded and shown net of such cessions in the statements of operations. Under the reinsurance agreement with ALIC, all premiums and

                       GLENBROOK LIFE AND ANNUITY COMPANY

                         NOTES TO FINANCIAL STATEMENTS

                                ($ IN THOUSANDS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) deposits are transferred to ALIC. The amounts shown in the Company's statements of operations relate to the investment of those assets of the Company that are not transferred to ALIC under the reinsurance agreement. Reinsurance recoverable and contractholder funds are reported separately in the statements of financial position. The Company continues to have primary liability as the direct insurer for risks reinsured.

INCOME TAXES

     The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities and the enacted tax regulations. Deferred income taxes also arise from unrealized capital gains or losses on fixed income securities carried at fair value.

SEPARATE ACCOUNTS

     During 1995, the Company began issuing flexible premium deferred variable annuity contracts, the assets and liabilities of which are legally segregated and shown in the accompanying statements of financial position as assets and liabilities of the Separate Accounts (Glenbrook Life and Annuity Company Variable Annuity Account and Glenbrook Life and Annuity Company Separate Account
A), unit investment trusts registered with the Securities and Exchange
Commission.

     Assets of the Separate Accounts, including the Company's ownership interest ("Participation"), are invested in funds of management investment companies and are carried at fair value. Unrealized gains and losses on the Company's Participation, net of deferred income taxes, is shown as a component of shareholder's equity. Investment income and realized capital gains and losses arising from the Participation are included in the Company's statements of operations. At December 31, 1996 and 1995, the Participation amounted to $12,130 and $10,530, respectively. The Company intends to liquidate its Participation during 1997.

     Investment income and realized capital gains and losses of the Separate Accounts, other than the portion related to the Participation, accrue directly to the contractholders and, therefore, are not included in the accompanying statements of operations. Revenues to the Company from the Separate Accounts consist of contract maintenance fees, administrative fees and mortality and expense risk charges, which are ceded to ALIC.

CONTRACTHOLDER FUNDS

     Contractholder funds arise from the issuance of individual or group contracts that include an investment component, including most annuities and interest-sensitive life insurance. Payments received are recorded as interest-bearing liabilities. Contractholder funds are equal to deposits received and interest credited to the benefit of the contractholder less withdrawals, mortality charges and administrative expenses. Credited interest rates on contractholder funds ranged from 3.15% to 7.45% for those contracts with fixed interest rates and from 4.25% to 7.90% for those with flexible rates during 1996.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  RELATED PARTY TRANSACTIONS

REINSURANCE

     Contract charges ceded to ALIC under reinsurance agreements were $4,254, $1,523 and $409 in 1996, 1995, and 1994, respectively. Credited interest, policy benefits and expenses ceded to ALIC amounted to $113,703, $71,905, and $26,177 in 1996, 1995, and 1994, respectively. Investment income earned on the assets which support contractholder funds is not included in the Company's financial statements as those assets are owned and managed by ALIC under the terms of the reinsurance agreements.

BUSINESS OPERATIONS

     The Company utilizes services and business facilities owned or leased, and operated by AIC in conducting its business activities. The Company reimburses AIC for the operating expenses incurred by AIC on behalf of the Company. The cost to the Company is determined by various allocation methods and is primarily related to the level of services provided. Operating expenses, including compensation and retirement and other benefit programs, allocated to the Company were $759, $348 and $271 in 1996, 1995 and 1994, respectively. Of these costs, the Company retains investment related expenses. All other costs are ceded to ALIC under reinsurance agreements.

                       GLENBROOK LIFE AND ANNUITY COMPANY

                         NOTES TO FINANCIAL STATEMENTS

                                ($ IN THOUSANDS)

3.  RELATED PARTY TRANSACTIONS (CONTINUED)
LAUGHLIN GROUP

     Laughlin Group, Inc. ("Laughlin") is an indirect wholly owned subsidiary of ALIC. Laughlin markets certain of the Company's flexible premium deferred variable annuity contracts and flexible premium deferred fixed annuity contracts. Sales commissions paid to Laughlin and ceded to ALIC were $8,623 during 1996 and $3,439 subsequent to the Laughlin acquisition in September 1995. The Company had a receivable of $850 from Laughlin at December 31, 1996, which is included in net receivable from affiliates in the statements of financial position.

4.  INVESTMENTS

FAIR VALUES

     The amortized cost, gross unrealized gains and losses and fair value for fixed income securities are as follows:

                                                                               GROSS UNREALIZED
                                                              AMORTIZED      --------------------       FAIR
                                                                COST         GAINS       (LOSSES)       VALUE
                                                              ---------      ------      --------      -------
AT DECEMBER 31, 1996
U.S. government and agencies................................   $24,265       $1,722        $ (3)       $25,984
Corporate...................................................     6,970           96         (15)         7,051
Mortgage-backed securities..................................    15,690          664          --         16,354
                                                               -------       ------        ----        -------
  Total.....................................................   $46,925       $2,482        $(18)       $49,389
                                                               =======       ======        ====        =======
AT DECEMBER 31, 1995
U.S. government and agencies................................   $24,722       $3,470        $ --        $28,192
Corporate...................................................     1,304          120          --          1,424
Mortgage-backed securities..................................    18,086        1,113          --         19,199
                                                               -------       ------        ----        -------
  Total.....................................................   $44,112       $4,703        $ --        $48,815
                                                               =======       ======        ====        =======

SCHEDULED MATURITIES

     The scheduled maturities for fixed income securities at December 31, 1996 are as follows:

                                                              AMORTIZED    FAIR
                                                                COST       VALUE
                                                              ---------   -------
Due in one year or less.....................................   $ --       $ --
Due after one year through five years.......................     --         --
Due after five years through ten years......................    22,395     23,325
Due after ten years.........................................     8,840      9,710
                                                               -------    -------
                                                                31,235     33,035
Mortgage-backed securities..................................    15,690     16,354
                                                               -------    -------
  Total.....................................................   $46,925    $49,389
                                                               =======    =======

     Actual maturities may differ from those scheduled as a result of prepayments by the issuers.

NET INVESTMENT INCOME

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               1996     1995     1994
                                                              ------   ------   ------
Fixed income securities.....................................  $3,478   $3,850   $1,984
Short-term..................................................     126      113       48
Participation in Separate Accounts..........................     232       69     --
                                                              ------   ------   ------
  Investment income, before expense.........................   3,836    4,032    2,032
  Investment expense........................................      62       36       15
                                                              ------   ------   ------
  Net investment income.....................................  $3,774   $3,996   $2,017
                                                              ======   ======   ======

                       GLENBROOK LIFE AND ANNUITY COMPANY

                         NOTES TO FINANCIAL STATEMENTS

                                ($ IN THOUSANDS)

4.  INVESTMENTS (CONTINUED)
PROCEEDS FROM SALES OF FIXED INCOME SECURITIES AND REALIZED CAPITAL GAINS

     There were no sales of investments in 1996 or 1994. In 1995, proceeds from sales of investments in fixed income securities were $7,836. These sales resulted in gross realized gains of $459 and related income taxes of $161.

UNREALIZED NET CAPITAL GAINS AND LOSSES

     Unrealized net capital gains and losses on fixed income securities and the Company's participation in the Separate Accounts included in shareholder's equity at December 31, 1996 are as follows:

                                                                                    UNREALIZED
                                                              AMORTIZED    FAIR        NET
                                                                COST       VALUE      GAINS
                                                              ---------   -------   ----------
Fixed income securities.....................................   $46,925    $49,389    $ 2,464
Participation in Separate Accounts..........................    10,301     12,130      1,829
                                                               -------    -------    -------
  Total.....................................................   $57,226    $61,519      4,293
                                                               =======    =======
Deferred income taxes.......................................                          (1,503)
                                                                                     -------
Unrealized net capital gains................................                         $ 2,790
                                                                                     =======

CHANGE IN UNREALIZED NET CAPITAL GAINS AND LOSSES

                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               1996      1995      1994
                                                              -------   -------    ----
Fixed income securities.....................................  $(2,239)  $ 6,423   $(2,786)
Participation in Separate Accounts..........................    1,368       461     --
Deferred income taxes.......................................      304    (2,409)      975
                                                              -------   -------   -------
  Change in unrealized net capital gains and losses.........  $  (567)  $ 4,475   $(1,811)
                                                              =======   =======   =======

SECURITIES ON DEPOSIT

     At December 31, 1996, fixed income securities with a carrying value of $9,105 were on deposit with regulatory authorities as required by law.

5.  FINANCIAL INSTRUMENTS

     In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. The fair value estimates of financial instruments are not necessarily indicative of the amounts the Company might pay or receive in actual market transactions. Potential taxes and other transaction costs have not been considered in estimating fair value. The disclosures that follow do not reflect the fair value of the Company as a whole since a number of the Company's assets (including reinsurance recoverable) and liabilities (including deferred income taxes) are not considered financial instruments and are not carried at fair value. Other assets and liabilities considered financial instruments, including accrued investment income and cash, are generally of a short-term nature. It is assumed that their carrying value approximates fair value.

FINANCIAL ASSETS

                                                                          AT DECEMBER 31,
                                                              ----------------------------------------
                                                                     1996                  1995
                                                              -------------------   ------------------
                                                              CARRYING     FAIR     CARRYING    FAIR
                                                               VALUE      VALUE      VALUE      VALUE
                                                              --------   --------   --------   -------
Fixed income securities.....................................  $ 49,389   $ 49,389   $48,815    $48,815
Short-term investments......................................     1,287      1,287     2,102      2,102
Separate Accounts...........................................   272,420    272,420    15,578     15,578

     Fair values for fixed income securities are based on quoted market prices. Short-term investments are highly liquid investments with maturities of less than one year whose carrying value approximates fair value. Assets of the Separate Accounts are carried in the statements of financial position at fair value.

                       GLENBROOK LIFE AND ANNUITY COMPANY

                         NOTES TO FINANCIAL STATEMENTS

                                ($ IN THOUSANDS)

5.  FINANCIAL INSTRUMENTS (CONTINUED)
FINANCIAL LIABILITIES

                                                                              AT DECEMBER 31,
                                                             -------------------------------------------------
                                                                      1996                      1995
                                                             -----------------------   -----------------------
                                                              CARRYING       FAIR       CARRYING       FAIR
                                                               VALUE        VALUE        VALUE        VALUE
                                                             ----------   ----------   ----------   ----------
Contractholder funds on investment contracts...............  $2,059,642   $1,949,329   $1,340,925   $1,282,248
Separate Accounts..........................................     260,290      260,290        5,048        5,048

     The fair value of contractholder funds on investment contracts is based on the terms of the underlying contracts. Reserves on investment contracts with no stated maturities (single premium and flexible premium deferred annuities) are valued at the account balance less surrender charges. The fair value of immediate annuities and annuities without life contingencies with fixed terms is estimated using discounted cash flow calculations based on interest rates currently offered for contracts with similar terms and durations. Separate Account liabilities are carried at the fair value of the underlying assets.

6.  INCOME TAXES

     The Company will file a separate federal income tax return and is not a party to any tax sharing agreements in the current tax year.

     Prior to the Distribution, the Corporation and all of its domestic subsidiaries including the Company (the "Allstate Group") joined with Sears and its domestic business units (the "Sears Group") in the filing of a consolidated federal income tax return (the "Sears Tax Group") and were parties to a federal income tax allocation agreement (the "Tax Sharing Agreement"). Under the Tax Sharing Agreement, the Company, through the Corporation, paid to or received from the Sears Group the amount, if any, by which the Sears Tax Group's federal income tax liability was affected by virtue of inclusion of the Company in the consolidated federal income tax return. Effectively, this resulted in the Company's annual income tax provision being computed as if the Company filed a separate return, except that items such as net operating losses, capital losses or similar items, which might not be recognized in a separate return, were allocated according to the Tax Sharing Agreement.

     The Allstate Group and Sears Group have entered into an agreement which governs their respective rights and obligations with respect to federal income taxes for all periods prior to the Distribution ("Consolidated Tax Years"). The agreement provides that all Consolidated Tax Years will continue to be governed by the Tax Sharing Agreement with respect to the Company's federal income tax liability.

     The Company will be eligible for inclusion in the consolidated federal income tax return of the Corporation and its subsidiaries in 1997.

     The components of the deferred income tax liability at December 31, 1996 and 1995 are as follows:

                                                              AT DECEMBER 31,
                                                              ---------------
                                                               1996     1995
                                                              ------   ------
Unrealized net capital gains on fixed income securities.....  $1,503   $1,807
Difference in tax bases of investments......................      25       21
                                                              ------   ------
  Total deferred liability..................................  $1,528   $1,828
                                                              ======   ======

     The components of income tax expense are as follows:

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                               1996      1995     1994
                                                              -------   -------   -----
Current.....................................................   $1,335    $1,615    $652
Deferred....................................................        4       (39)     71
                                                               ------    ------    ----
  Total income tax expense..................................   $1,339    $1,576    $723
                                                               ======    ======    ====

     The Company paid income taxes of $2,597, $874 and $57 in 1996, 1995 and 1994, respectively. The Company had income taxes payable of $653 and $1,637 at December 31, 1996 and 1995, respectively.

                       GLENBROOK LIFE AND ANNUITY COMPANY

                         NOTES TO FINANCIAL STATEMENTS

                                ($ IN THOUSANDS)

7.  STATUTORY FINANCIAL INFORMATION

     The following tables reconcile net income and shareholder's equity as reported herein in conformity with generally accepted accounting principles with statutory net income and capital and surplus, determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities:

                                                                     NET INCOME
                                                              ------------------------
                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               1996     1995     1994
                                                              ------   ------   ------
Balance per generally accepted accounting principles........  $2,435   $2,879   $1,294
  Deferred income taxes.....................................       4      (39)      71
  Unrealized gain on participation in Separate Accounts.....   1,368     --       --
  Non-admitted assets and statutory reserves................     (50)    (171)     (80)
                                                              ------   ------   ------
Balance per statutory accounting practices..................  $3,757   $2,669   $1,285
                                                              ======   ======   ======

                                                              SHAREHOLDER'S EQUITY
                                                              ---------------------
                                                                 AT DECEMBER 31,
                                                              ---------------------
                                                                1996        1995
                                                              ---------   ---------
Balance per generally accepted accounting principles........    $81,880     $60,012
  Deferred income taxes.....................................      1,528       1,828
  Unrealized gain/loss on fixed income securities...........     (2,464)     (4,703)
  Non-admitted assets and statutory reserves................     (3,751)     (1,419)
  Other.....................................................     (1,499)     (1,413)
                                                                -------     -------
Balance per statutory accounting practices..................    $75,694     $54,305
                                                                =======     =======

PERMITTED STATUTORY ACCOUNTING PRACTICES

     The Company prepares its statutory financial statements in accordance with accounting principles and practices prescribed or permitted by the Illinois Department of Insurance. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners, as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The Company does not follow any permitted statutory accounting practices that have a material effect on statutory surplus or risk-based capital.

DIVIDENDS

     The ability of the Company to pay dividends is dependent on business conditions, income, cash requirements of the Company and other relevant factors. The payment of shareholder dividends by insurance companies without the prior approval of the state insurance regulator is limited to formula amounts based on net income and capital and surplus, determined in accordance with statutory accounting practices, as well as the timing and amount of dividends paid in the preceding twelve months. The maximum amount of dividends that the Company can distribute during 1997 without prior approval of the Illinois Department of Insurance is $7,359.

                       GLENBROOK LIFE AND ANNUITY COMPANY

                           SCHEDULE IV -- REINSURANCE

                                ($ IN THOUSANDS)

                                                              GROSS              NET
                                                              AMOUNT   CEDED    AMOUNT
                                                              ------   -----    ------
YEAR ENDED DECEMBER 31, 1996
Life insurance in force.....................................  $2,436   $2,436    $--
                                                              ======   ======    ===
Premiums and contract charges:
  Life and annuities........................................  $4,254   $4,254    $--
                                                              ======   ======    ===

                                                              GROSS              NET
                                                              AMOUNT   CEDED    AMOUNT
                                                              ------   -----    ------
YEAR ENDED DECEMBER 31, 1995
Life insurance in force.....................................  $1,250   $1,250    $--
                                                              ======   ======    ===
Premiums and contract charges:
  Life and annuities........................................  $6,571   $6,571    $--
                                                              ======   ======    ===

                                                              GROSS              NET
                                                              AMOUNT   CEDED    AMOUNT
                                                              ------   -----    ------
YEAR ENDED DECEMBER 31, 1994
Life insurance in force.....................................  $1,250   $1,250    $--
                                                              ======   ======    ===
Premiums and contract charges:
  Life and annuities........................................  $ 409    $  409    $--
                                                              ======   ======    ===

                       GLENBROOK LIFE AND ANNUITY COMPANY



                        STATEMENTS OF FINANCIAL POSITION



           FINANCIAL STATEMENTS FOR THE QUARTER ENDED MARCH 31, 1997



                                                                 MARCH 31,       DECEMBER 31,
                                                                   1997              1996
                                                                -----------      ------------
                                                                (UNAUDITED)
                                                                      ($ IN THOUSANDS)
Assets
  Investments
    Fixed income securities, at fair value (amortized cost
      $67,393 and $46,925)..................................    $   67,704        $   49,389
    Short-term..............................................         2,780             1,287
                                                                ----------        ----------
         Total investments..................................        70,484            50,676
Reinsurance recoverable from Allstate Life Insurance
  Company...................................................     2,212,158         2,060,419
Net receivable from affiliates..............................        --                19,206
Other assets................................................         2,509             2,049
Separate Accounts...........................................       343,099           272,420
                                                                ----------        ----------
         Total assets.......................................    $2,628,250        $2,404,770
                                                                ==========        ==========
Liabilities
  Contractholder funds......................................    $2,212,158        $2,060,419
  Income taxes payable......................................         1,167               653
  Deferred income taxes.....................................           771             1,528
  Net payable to affiliates.................................         1,953           --
  Separate Accounts.........................................       330,925           260,290
                                                                ----------        ----------
         Total liabilities..................................     2,546,974         2,322,890
Shareholder's Equity
  Common stock, $500 par value, 4,200 shares authorized,
    issued, and outstanding.................................         2,100             2,100
  Additional capital paid-in................................        69,641            69,641
  Unrealized net capital gains..............................         1,378             2,790
  Retained income...........................................         8,157             7,349
                                                                ----------        ----------
         Total shareholder's equity.........................        81,276            81,880
                                                                ----------        ----------
         Total liabilities and shareholder's equity.........    $2,628,250        $2,404,770
                                                                ==========        ==========



                       GLENBROOK LIFE AND ANNUITY COMPANY



                            STATEMENTS OF OPERATIONS



                                                                THREE MONTHS ENDED
                                                                     MARCH 31,
                                                                -------------------
                                                                 1997          1996
                                                                ------         ----
                                                                    (UNAUDITED)
                                                                 ($ IN THOUSANDS)
Revenues
  Net investment income.....................................    $1,242         $923
  Realized capital gains and losses.........................         7          --
                                                                ------         ----
Income before income tax expense............................     1,249          923
Income tax expense..........................................       441          329
                                                                ------         ----
Net income..................................................    $  808         $594
                                                                ======         ====



                       See notes to financial statements.

                       GLENBROOK LIFE AND ANNUITY COMPANY



                            STATEMENTS OF CASH FLOWS



                                                                THREE MONTHS ENDED
                                                                     MARCH 31,
                                                                -------------------
                                                                  1997       1996
                                                                --------    -------
                                                                    (UNAUDITED)
                                                                 ($ IN THOUSANDS)
Cash flows from operating activities
  Net income................................................    $    808    $   594
  Adjustments to reconcile net income to net cash provided
    by operating activities
    Change in deferred income taxes.........................           3          3
    Realized capital gains and losses.......................          (7)     --
    Changes in other operating assets and liabilities.......       1,212        (71)
                                                                --------    -------
       Net cash provided by operating activities............       2,016        526
                                                                --------    -------
Cash flows from investing activities
  Fixed income securities
    Investment collections..................................         523        430
    Investment purchases....................................     (20,981)     --
  Participation in Separate Accounts........................         (65)       (52)
  Change in short-term investments, net.....................      (1,493)    (1,168)
                                                                --------    -------
       Net cash used in investing activities................     (22,016)      (790)
                                                                --------    -------
Cash flows from financing activities
  Capital contribution......................................      20,000      --
                                                                --------    -------
       Net cash provided by financing activities............      20,000      --
                                                                --------    -------
Net decrease in cash........................................       --          (264)
Cash at beginning of period.................................       --           264
                                                                --------    -------
Cash at end of period.......................................    $  --       $ --
                                                                ========    =======



                       See notes to financial statements.

                       GLENBROOK LIFE AND ANNUITY COMPANY



                         NOTES TO FINANCIAL STATEMENTS



                                  (UNAUDITED)



1.  BASIS OF PRESENTATION



     The accompanying financial statements include the accounts of Glenbrook Life and Annuity Company (the "Company") a wholly owned subsidiary of Allstate Life Insurance Company ("ALIC"), which is wholly owned by Allstate Insurance Company, a wholly owned subsidiary of The Allstate Corporation.



     The statements of financial position as of March 31, 1997, the statements of operations for the three-month periods ended March 31, 1997 and 1996, and the statements of cash flows for the three-month periods then ended are unaudited. The interim financial statements reflect all adjustments (consisting only of normal recurring accruals) which are, in the opinion of management, necessary for the fair presentation of the financial position, results of operations and cash flows for the interim periods. These financial statements should be read in conjunction with the financial statements and notes thereto included in the Glenbrook Life and Annuity Company Annual Report on Form 10K for 1996. The results of operations for the interim period should not be considered indicative of results to be expected for the full year.



2.  REINSURANCE



     The Company and ALIC entered into a reinsurance agreement effective June 5, 1992. All business issued subsequent to that date is ceded to ALIC. Life insurance in force prior to that date is ceded to non-affiliated reinsurers. Contract charges and credited interest are ceded and shown net of such cessions in the statements of operations. Under the reinsurance agreement with ALIC, all premiums and deposits are transferred to ALIC. The amounts shown in the Company's statements of operations relate to the investment of those assets of the Company that are not transferred to ALIC under the reinsurance agreement. Reinsurance recoverable and contractholder funds are reported separately in the statements of financial position. The Company continues to have primary liability as the direct insurer for risks reinsured.



     Contract charges ceded to ALIC under reinsurance agreements were $2.1 million for the three-month period ended March 31, 1997 and $597 thousand for the three-month period ended March 31, 1996. Credited interest, policy benefits and expenses ceded to ALIC amounted to $37.6 million and $25.2 million for the three-month periods ended March 31, 1997 and 1996, respectively. Investment income earned on the assets which support contractholder funds is not included in the Company's financial statements as those assets are owned and managed by ALIC under the terms of reinsurance agreements.

                                   APPENDIX A

            ILLUSTRATIONS OF ACCOUNT VALUES, CASH SURRENDER VALUES,
                    DEATH BENEFITS, AND ACCUMULATED PREMIUMS


     The tables in Appendix A illustrate the way the Contracts operate. They show how the Death Benefit, Account Value and Cash Surrender Value could vary over an extended period of time assuming hypothetical gross rates of return (i.e., investment income and capital gains and losses, realized or unrealized) for the Variable Account equal to annual rates of 0%, 6%, and 12%. The tables are based on an initial premium of $10,000 and also show the initial Death Benefit based on that premium. The insureds are assumed to be in the standard underwriting class. Values are first given based on current Contract charges and then based on guaranteed Contract charges. (See "Deductions and Charges.") These tables may assist in the comparison of Death Benefits, Account Values and Cash Surrender Values for the Contracts with those under other variable life insurance contracts that may be issued by other companies.


     Death Benefits, Account Values and Cash Surrender Values for a Contract would be different from the amounts shown if the actual gross rates of return averaged 0%, 6% or 12%, but varied above and below that average for the period, if the initial premium were paid in another amount, or additional payments were made. They would also be different depending on the allocation of Account Value among the Variable Account's Variable Sub-Accounts, or if the actual gross rate of return for all Variable Sub-Accounts averaged 0%, 6% or 12%, but varied above or below that average for individual Variable Sub-Accounts. They would also differ if any Contract loan or partial withdrawal were made during the period of time illustrated, or if the insured were in another risk class.

     The Death Benefits, Account Values and Cash Surrender Values shown in the tables reflect the fact that: a Monthly Deduction Amount (consisting of a cost of insurance charge, tax expense charge, and an administrative expense charge) is deducted from Account Value each Monthly Activity Date and that an Annual Maintenance Fee of $35 is deducted on each Contract Anniversary from all Variable Sub-Accounts to which Account Value is allocated. The values in the tables also reflect a deduction from the Variable Account of a daily charge equal to an annual rate of 0.90% for the mortality and expense risk charge. The Cash Surrender Value shown in the tables reflect the fact that a Withdrawal Charge is imposed on withdrawals in excess of the Free Withdrawal Amount. (See "Deductions and Charges.") The amounts shown in the table are based on an average of the investment advisory fees and operating expenses incurred by the Funds, at an annual rate of .65% of the average daily net assets of the Funds. (See "Charges and Expenses.")

     Taking account of the average investment advisory fee and operating expenses of the Funds, the gross annual rates of return of 0%, 6% and 12% correspond to net investment experience at constant annual rates of: (-.65%, 5.35%, and 11.35%,) respectively.

     The hypothetical rates of return shown in the tables do not reflect any tax charges attributable to the Variable Account since no such charges are currently made. If any such charges are imposed in the future, the gross annual rate of return would have to exceed the rates shown by an amount sufficient to cover the tax charges, in order to produce the Account Values, Cash Surrender Values, and Death Benefits illustrated.

     The second column of each table shows the amount that would accumulate if the initial premium of $10,000 were invested to earn interest, after taxes, of 5% per year, compounded annually.

     Glenbrook Life will furnish upon request a personalized illustration reflecting the proposed insured's age, sex, and underwriting classification. Where applicable, Glenbrook Life will also furnish upon request an illustration for a Contract that is not affected by the sex of the insured.

                       GLENBROOK LIFE AND ANNUITY COMPANY


                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE



                               SINGLE LIFE OPTION


                            $10,000 INITIAL PREMIUM


                               ISSUE AGE 45 MALE


                          INITIAL FACE AMOUNT: $39,998



     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11% NET)


                                                                CURRENT CHARGES(1)
                                       PREMIUMS         -----------------------------------
 END OF                              ACCUMULATED                       CASH
CONTRACT                            AT 5% INTEREST      ACCOUNT      SURRENDER       DEATH
  YEAR                                 PER YEAR          VALUE         VALUE        BENEFIT
--------                            --------------      -------      ---------      -------
    1 .....................        10,500           10,823         9,923        39,998
    2 .....................        11,025           11,717        10,840        39,998
    3 .....................        11,576           12,688        11,833        39,998
    4 .....................        12,155           13,742        12,955        39,998
    5 .....................        12,763           14,887        14,212        39,998
    6 .....................        13,401           16,130        15,567        39,998
    7 .....................        14,071           17,480        17,030        39,998
    8 .....................        14,775           18,945        18,607        39,998
    9 .....................        15,513           20,536        20,311        39,998
   10 .....................        16,289           22,264        22,264        39,998
   11 .....................        17,103           24,261        24,261        39,998
   12 .....................        17,959           26,441        26,441        39,998
   13 .....................        18,856           28,820        28,820        40,924
   14 .....................        19,799           31,419        31,419        43,358
   15 .....................        20,789           34,261        34,261        45,910
   16 .....................        21,829           37,371        37,371        48,582
   17 .....................        22,920           40,762        40,762        52,175
   18 .....................        24,066           44,460        44,460        56,019
   19 .....................        25,270           48,493        48,493        60,131
   20 .....................        26,533           52,893        52,893        64,530
   25 .....................        33,864           81,669        81,669        94,736
   35 .....................        55,160          196,879       196,879       206,723

                 GUARANTEED CHARGES(2)
          -----------------------------------
 END OF                  CASH
CONTRACT  ACCOUNT      SURRENDER       DEATH
  YEAR     VALUE         VALUE        BENEFIT
--------  -------      ---------      -------
    1      10,747         9,847        39,998
    2      11,555        10,678        39,998
    3      12,431        11,576        39,998
    4      13,381        12,594        39,998
    5      14,412        13,737        39,998
    6      15,532        14,970        39,998
    7      16,749        16,299        39,998
    8      18,072        17,734        39,998
    9      19,512        19,287        39,998
   10      21,082        21,082        39,998
   11      22,890        22,890        39,998
   12      24,878        24,878        39,998
   13      27,070        27,070        39,998
   14      29,492        29,492        40,698
   15      32,156        32,156        43,089
   16      35,073        35,073        45,595
   17      38,253        38,253        48,964
   18      41,721        41,721        52,569
   19      45,504        45,504        56,425
   20      49,631        49,631        60,550
   25      76,527        76,527        88,771
   35     184,241       184,241       193,453


---------------

(1) Values reflect investment results using current cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.



(2) Values reflect investment results using guaranteed cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.



     THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGES 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                       GLENBROOK LIFE AND ANNUITY COMPANY


                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE



                               SINGLE LIFE OPTION


                            $10,000 INITIAL PREMIUM


                               ISSUE AGE 45 MALE


                          INITIAL FACE AMOUNT: $39,998



      ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5% NET)


                                                                   CURRENT CHARGES(1)
                                          PREMIUMS         -----------------------------------
 END OF                                 ACCUMULATED                       CASH
CONTRACT                               AT 5% INTEREST      ACCOUNT      SURRENDER       DEATH
  YEAR                                    PER YEAR          VALUE         VALUE        BENEFIT
--------                               --------------      -------      ---------      -------
    1 ........................        10,500          10,236         9,336        39,998
    2 ........................        11,025          10,479         9,602        39,998
    3 ........................        11,576          10,729         9,874        39,998
    4 ........................        12,155          10,985        10,198        39,998
    5 ........................        12,763          11,248        10,573        39,998
    6 ........................        13,401          11,519        10,956        39,998
    7 ........................        14,071          11,796        11,346        39,998
    8 ........................        14,775          12,081        11,744        39,998
    9 ........................        15,513          12,374        12,149        39,998
   10 ........................        16,289          12,675        12,675        39,998
   11 ........................        17,103          13,050        13,050        39,998
   12 ........................        17,959          13,436        13,436        39,998
   13 ........................        18,856          13,835        13,835        39,998
   14 ........................        19,799          14,247        14,247        39,998
   15 ........................        20,789          14,672        14,672        39,998
   16 ........................        21,829          15,111        15,111        39,998
   17 ........................        22,920          15,564        15,564        39,998
   18 ........................        24,066          16,032        16,032        39,998
   19 ........................        25,270          16,514        16,514        39,998
   20 ........................        26,533          17,013        17,013        39,998
   25 ........................        33,864          19,757        19,757        39,998
   35 ........................        55,160          26,744        26,744        39,998

                 GUARANTEED CHARGES(2)
          -----------------------------------
 END OF                  CASH
CONTRACT  ACCOUNT      SURRENDER       DEATH
  YEAR     VALUE         VALUE        BENEFIT
--------  -------      ---------      -------
    1     10,159         9,259        39,998
    2     10,313         9,435        39,998
    3     10,460         9,605        39,998
    4     10,600         9,813        39,998
    5     10,731        10,056        39,998
    6     10,851        10,288        39,998
    7     10,957        10,507        39,998
    8     11,047        10,710        39,998
    9     11,117        10,892        39,998
   10     11,164        11,164        39,998
   11     11,231        11,231        39,998
   12     11,272        11,272        39,998
   13     11,283        11,283        39,998
   14     11,261        11,261        39,998
   15     11,202        11,202        39,998
   16     11,098        11,098        39,998
   17     10,942        10,942        39,998
   18     10,724        10,724        39,998
   19     10,434        10,434        39,998
   20     10,059        10,059        39,998
   25      6,417         6,417        39,998
   35       *             *             *


---------------

 * When the account value is $0 or less, the Death Benefit is only payable if subsequent premiums are paid to keep the policy in force.



(1) Values reflect investment results using current cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.



(2) Values reflect investment results using guaranteed cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.



     THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGES 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                       GLENBROOK LIFE AND ANNUITY COMPANY


                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE



                               SINGLE LIFE OPTION


                            $10,000 INITIAL PREMIUM


                               ISSUE AGE 45 MALE


                          INITIAL FACE AMOUNT: $39,998



      ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-1% NET)


                                                                       CURRENT CHARGES(1)
                                              PREMIUMS         -----------------------------------
 END OF                                     ACCUMULATED                       CASH
CONTRACT                                   AT 5% INTEREST      ACCOUNT      SURRENDER       DEATH
  YEAR                                        PER YEAR          VALUE         VALUE        BENEFIT
--------                                   --------------      -------      ---------      -------
    1 ............................        10,500           9,650         8,750        39,998
    2 ............................        11,025           9,310         8,433        39,998
    3 ............................        11,576           8,981         8,126        39,998
    4 ............................        12,155           8,663         7,875        39,998
    5 ............................        12,763           8,355         7,680        39,998
    6 ............................        13,401           8,056         7,494        39,998
    7 ............................        14,071           7,767         7,317        39,998
    8 ............................        14,775           7,487         7,149        39,998
    9 ............................        15,513           7,216         6,991        39,998
   10 ............................        16,289           6,953         6,953        39,998
   11 ............................        17,103           6,732         6,732        39,998
   12 ............................        17,959           6,518         6,518        39,998
   13 ............................        18,856           6,309         6,309        39,998
   14 ............................        19,799           6,105         6,105        39,998
   15 ............................        20,789           5,907         5,907        39,998
   16 ............................        21,829           5,715         5,715        39,998
   17 ............................        22,920           5,527         5,527        39,998
   18 ............................        24,066           5,345         5,345        39,998
   19 ............................        25,270           5,167         5,167        39,998
   20 ............................        26,533           4,994         4,994        39,998
   25 ............................        33,864           4,196         4,196        39,998
   35 ............................        55,160           2,891         2,891        39,998

                 GUARANTEED CHARGES(2)
          -----------------------------------
 END OF                  CASH
CONTRACT  ACCOUNT      SURRENDER       DEATH
  YEAR     VALUE         VALUE        BENEFIT
--------  -------      ---------      -------
    1      9,572         8,672        39,998
    2      9,141         8,263        39,998
    3      8,706         7,851        39,998
    4      8,266         7,478        39,998
    5      7,819         7,144        39,998
    6      7,363         6,800        39,998
    7      6,895         6,445        39,998
    8      6,412         6,075        39,998
    9      5,911         5,686        39,998
   10      5,388         5,388        39,998
   11      4,860         4,860        39,998
   12      4,303         4,303        39,998
   13      3,713         3,713        39,998
   14      3,086         3,086        39,998
   15      2,418         2,418        39,998
   16      1,702         1,702        39,998
   17        930           930        39,998
   18         91            91        39,998
   19       *             *             *
   20       *             *             *
   25       *             *             *
   35       *             *             *


---------------

 * When the account value is $0 or less, the Death Benefit is only payable if subsequent premiums are paid to keep the policy in force.



(1) Values reflect investment results using current cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.



(2) Values reflect investment results using guaranteed cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.



     THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGES 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                       GLENBROOK LIFE AND ANNUITY COMPANY


                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE



                               SINGLE LIFE OPTION


                            $10,000 INITIAL PREMIUM


                              ISSUE AGE 55 FEMALE


                          INITIAL FACE AMOUNT: $33,138



     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11% NET)


                                                                CURRENT CHARGES(1)
                                       PREMIUMS         -----------------------------------
 END OF                              ACCUMULATED                       CASH
CONTRACT                            AT 5% INTEREST      ACCOUNT      SURRENDER       DEATH
  YEAR                                 PER YEAR          VALUE         VALUE        BENEFIT
--------                            --------------      -------      ---------      -------
    1 .....................        10,500           10,823         9,923        33,138
    2 .....................        11,025           11,717        10,840        33,138
    3 .....................        11,576           12,688        11,833        33,138
    4 .....................        12,155           13,742        12,955        33,138
    5 .....................        12,763           14,887        14,212        33,138
    6 .....................        13,401           16,130        15,567        33,138
    7 .....................        14,071           17,480        17,030        33,138
    8 .....................        14,775           18,945        18,607        33,138
    9 .....................        15,513           20,536        20,311        33,138
   10 .....................        16,289           22,264        22,264        33,138
   11 .....................        17,103           24,261        24,261        33,138
   12 .....................        17,959           26,452        26,452        33,138
   13 .....................        18,856           28,881        28,881        34,080
   14 .....................        19,799           31,551        31,551        36,915
   15 .....................        20,789           34,469        34,469        39,984
   16 .....................        21,829           37,657        37,657        43,306
   17 .....................        22,920           41,149        41,149        46,499
   18 .....................        24,066           44,977        44,977        49,925
   19 .....................        25,270           49,177        49,177        53,603
   20 .....................        26,533           53,791        53,791        57,557
   25 .....................        33,864           84,278        84,278        88,492
   35 .....................        55,160          202,439       202,439       212,561

                 GUARANTEED CHARGES(2)
          -----------------------------------
 END OF                  CASH
CONTRACT  ACCOUNT      SURRENDER       DEATH
  YEAR     VALUE         VALUE        BENEFIT
--------  -------      ---------      -------
    1      10,719         9,819        33,138
    2      11,499        10,621        33,138
    3      12,348        11,493        33,138
    4      13,275        12,487        33,138
    5      14,286        13,611        33,138
    6      15,389        14,827        33,138
    7      16,594        16,144        33,138
    8      17,909        17,571        33,138
    9      19,344        19,119        33,138
   10      20,915        20,915        33,138
   11      22,732        22,732        33,138
   12      24,742        24,742        33,138
   13      26,973        26,973        33,138
   14      29,454        29,454        34,461
   15      32,175        32,175        37,323
   16      35,149        35,149        40,421
   17      38,406        38,406        43,399
   18      41,976        41,976        46,594
   19      45,893        45,893        50,024
   20      50,197        50,197        53,711
   25      78,633        78,633        82,565
   35     186,913       186,913       196,259


---------------

(1) Values reflect investment results using current cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.



(2) Values reflect investment results using guaranteed cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.



     THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGES 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                       GLENBROOK LIFE AND ANNUITY COMPANY


                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE



                               SINGLE LIFE OPTION


                            $10,000 INITIAL PREMIUM


                              ISSUE AGE 55 FEMALE


                          INITIAL FACE AMOUNT: $33,138



      ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5% NET)


                                                                   CURRENT CHARGES(1)
                                          PREMIUMS         -----------------------------------
 END OF                                 ACCUMULATED                       CASH
CONTRACT                               AT 5% INTEREST      ACCOUNT      SURRENDER       DEATH
  YEAR                                    PER YEAR          VALUE         VALUE        BENEFIT
--------                               --------------      -------      ---------      -------
    1 ........................        10,500          10,236         9,336        33,138
    2 ........................        11,025          10,479         9,602        33,138
    3 ........................        11,576          10,729         9,874        33,138
    4 ........................        12,155          10,985        10,198        33,138
    5 ........................        12,763          11,248        10,573        33,138
    6 ........................        13,401          11,519        10,956        33,138
    7 ........................        14,071          11,796        11,346        33,138
    8 ........................        14,775          12,081        11,744        33,138
    9 ........................        15,513          12,374        12,149        33,138
   10 ........................        16,289          12,675        12,675        33,138
   11 ........................        17,103          13,050        13,050        33,138
   12 ........................        17,959          13,436        13,436        33,138
   13 ........................        18,856          13,835        13,835        33,138
   14 ........................        19,799          14,247        14,247        33,138
   15 ........................        20,789          14,672        14,672        33,138
   16 ........................        21,829          15,111        15,111        33,138
   17 ........................        22,920          15,564        15,564        33,138
   18 ........................        24,066          16,032        16,032        33,138
   19 ........................        25,270          16,514        16,514        33,138
   20 ........................        26,533          17,013        17,013        33,138
   25 ........................        33,864          19,757        19,757        33,138
   35 ........................        55,160          26,744        26,744        33,138

                 GUARANTEED CHARGES(2)
          -----------------------------------
 END OF                  CASH
CONTRACT  ACCOUNT      SURRENDER       DEATH
  YEAR     VALUE         VALUE        BENEFIT
--------  -------      ---------      -------
    1     10,131         9,231        33,138
    2     10,257         9,379        33,138
    3     10,377         9,522        33,138
    4     10,492         9,705        33,138
    5     10,601         9,926        33,138
    6     10,700        10,138        33,138
    7     10,787        10,337        33,138
    8     10,856        10,519        33,138
    9     10,902        10,677        33,138
   10     10,921        10,921        33,138
   11     10,955        10,955        33,138
   12     10,958        10,958        33,138
   13     10,929        10,929        33,138
   14     10,865        10,865        33,138
   15     10,759        10,759        33,138
   16     10,603        10,603        33,138
   17     10,381        10,381        33,138
   18     10,076        10,076        33,138
   19      9,665         9,665        33,138
   20      9,125         9,125        33,138
   25      3,418         3,418        33,138
   35       *             *             *


---------------

 * When the account value is $0 or less, the Death Benefit is only payable if subsequent premiums are paid to keep the policy in force.



(1) Values reflect investment results using current cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.



(2) Values reflect investment results using guaranteed cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.



     THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGES 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                       GLENBROOK LIFE AND ANNUITY COMPANY


                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE



                               SINGLE LIFE OPTION


                            $10,000 INITIAL PREMIUM


                              ISSUE AGE 55 FEMALE


                          INITIAL FACE AMOUNT: $33,138



      ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-1% NET)


                                                                       CURRENT CHARGES(1)
                                              PREMIUMS         -----------------------------------
 END OF                                     ACCUMULATED                       CASH
CONTRACT                                   AT 5% INTEREST      ACCOUNT      SURRENDER       DEATH
  YEAR                                        PER YEAR          VALUE         VALUE        BENEFIT
--------                                   --------------      -------      ---------      -------
    1 ............................        10,500           9,650         8,750        33,138
    2 ............................        11,025           9,310         8,433        33,138
    3 ............................        11,576           8,981         8,126        33,138
    4 ............................        12,155           8,663         7,875        33,138
    5 ............................        12,763           8,355         7,680        33,138
    6 ............................        13,401           8,056         7,494        33,138
    7 ............................        14,071           7,767         7,317        33,138
    8 ............................        14,775           7,487         7,149        33,138
    9 ............................        15,513           7,216         6,991        33,138
   10 ............................        16,289           6,953         6,953        33,138
   11 ............................        17,103           6,732         6,732        33,138
   12 ............................        17,959           6,518         6,518        33,138
   13 ............................        18,856           6,309         6,309        33,138
   14 ............................        19,799           6,105         6,105        33,138
   15 ............................        20,789           5,907         5,907        33,138
   16 ............................        21,829           5,715         5,715        33,138
   17 ............................        22,920           5,527         5,527        33,138
   18 ............................        24,066           5,345         5,345        33,138
   19 ............................        25,270           5,167         5,167        33,138
   20 ............................        26,533           4,994         4,994        33,138
   25 ............................        33,864           4,196         4,196        33,138
   35 ............................        55,160           2,891         2,891        33,138

                 GUARANTEED CHARGES(2)
          -----------------------------------
 END OF                  CASH
CONTRACT  ACCOUNT      SURRENDER       DEATH
  YEAR     VALUE         VALUE        BENEFIT
--------  -------      ---------      -------
    1      9,544         8,644        33,138
    2      9,085         8,208        33,138
    3      8,623         7,768        33,138
    4      8,159         7,371        33,138
    5      7,689         7,014        33,138
    6      7,212         6,650        33,138
    7      6,723         6,273        33,138
    8      6,217         5,879        33,138
    9      5,687         5,462        33,138
   10      5,128         5,128        33,138
   11      4,556         4,556        33,138
   12      3,948         3,948        33,138
   13      3,300         3,300        33,138
   14      2,611         2,611        33,138
   15      1,873         1,873        33,138
   16      1,074         1,074        33,138
   17        197           197        33,138
   18       *             *             *
   19       *             *             *
   20       *             *             *
   25       *             *             *
   35       *             *             *


---------------

 * When the account value is $0 or less, the Death Benefit is only payable if subsequent premiums are paid to keep the policy in force.



(1) Values reflect investment results using current cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.



(2) Values reflect investment results using guaranteed cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.



     THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGES 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                       GLENBROOK LIFE AND ANNUITY COMPANY


                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE



                               SINGLE LIFE OPTION


                            $10,000 INITIAL PREMIUM


                               ISSUE AGE 65 MALE


                          INITIAL FACE AMOUNT: $19,314



     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11% NET)


                                                                CURRENT CHARGES(1)
                                       PREMIUMS         -----------------------------------
 END OF                              ACCUMULATED                       CASH
CONTRACT                            AT 5% INTEREST      ACCOUNT      SURRENDER       DEATH
  YEAR                                 PER YEAR          VALUE         VALUE        BENEFIT
--------                            --------------      -------      ---------      -------
    1 .....................        10,500           10,823         9,923        19,314
    2 .....................        11,025           11,717        10,840        19,314
    3 .....................        11,576           12,688        11,833        19,314
    4 .....................        12,155           13,742        12,955        19,314
    5 .....................        12,763           14,887        14,212        19,314
    6 .....................        13,401           16,130        15,567        19,314
    7 .....................        14,071           17,483        17,033        19,756
    8 .....................        14,775           18,967        18,630        21,054
    9 .....................        15,513           20,592        20,367        22,445
   10 .....................        16,289           22,374        22,374        23,940
   11 .....................        17,103           24,434        24,434        25,656
   12 .....................        17,959           26,678        26,678        28,012
   13 .....................        18,856           29,121        29,121        30,577
   14 .....................        19,799           31,781        31,781        33,370
   15 .....................        20,789           34,673        34,673        36,407
   16 .....................        21,829           37,817        37,817        39,708
   17 .....................        22,920           41,234        41,234        43,296
   18 .....................        24,066           44,963        44,963        47,211
   19 .....................        25,270           49,033        49,033        51,484
   20 .....................        26,533           53,474        53,474        56,147
   25 .....................        33,864           82,552        82,552        86,680
   35 .....................        55,160          198,356       198,356       200,340

                 GUARANTEED CHARGES(2)
          -----------------------------------
 END OF                  CASH
CONTRACT  ACCOUNT      SURRENDER       DEATH
  YEAR     VALUE         VALUE        BENEFIT
--------  -------      ---------      -------
    1      10,642         9,742        19,314
    2      11,341        10,463        19,314
    3      12,105        11,250        19,314
    4      12,946        12,159        19,314
    5      13,878        13,203        19,314
    6      14,917        14,355        19,314
    7      16,084        15,634        19,314
    8      17,404        17,067        19,319
    9      18,889        18,664        20,589
   10      20,521        20,521        21,957
   11      22,407        22,407        23,527
   12      24,462        24,462        25,685
   13      26,700        26,700        28,035
   14      29,135        29,135        30,592
   15      31,784        31,784        33,373
   16      34,662        34,662        36,395
   17      37,788        37,788        39,677
   18      41,176        41,176        43,235
   19      44,847        44,847        47,089
   20      48,817        48,817        51,258
   25      73,923        73,923        77,619
   35     174,208       174,208       175,950


---------------

(1) Values reflect investment results using current cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.



(2) Values reflect investment results using guaranteed cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.



     THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGES 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                       GLENBROOK LIFE AND ANNUITY COMPANY


                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE



                               SINGLE LIFE OPTION


                            $10,000 INITIAL PREMIUM


                               ISSUE AGE 65 MALE


                          INITIAL FACE AMOUNT: $19,314



      ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5% NET)


                                                                   CURRENT CHARGES(1)
                                          PREMIUMS         -----------------------------------
 END OF                                 ACCUMULATED                       CASH
CONTRACT                               AT 5% INTEREST      ACCOUNT      SURRENDER       DEATH
  YEAR                                    PER YEAR          VALUE         VALUE        BENEFIT
--------                               --------------      -------      ---------      -------
    1 ........................        10,500          10,236         9,336        19,314
    2 ........................        11,025          10,479         9,602        19,314
    3 ........................        11,576          10,729         9,874        19,314
    4 ........................        12,155          10,985        10,198        19,314
    5 ........................        12,763          11,248        10,573        19,314
    6 ........................        13,401          11,519        10,956        19,314
    7 ........................        14,071          11,796        11,346        19,314
    8 ........................        14,775          12,081        11,744        19,314
    9 ........................        15,513          12,374        12,149        19,314
   10 ........................        16,289          12,675        12,675        19,314
   11 ........................        17,103          13,050        13,050        19,314
   12 ........................        17,959          13,436        13,436        19,314
   13 ........................        18,856          13,835        13,835        19,314
   14 ........................        19,799          14,247        14,247        19,314
   15 ........................        20,789          14,672        14,672        19,314
   16 ........................        21,829          15,111        15,111        19,314
   17 ........................        22,920          15,564        15,564        19,314
   18 ........................        24,066          16,032        16,032        19,314
   19 ........................        25,270          16,514        16,514        19,314
   20 ........................        26,533          17,013        17,013        19,314
   25 ........................        33,864          19,757        19,757        20,745
   35 ........................        55,160          26,899        26,899        27,168

                 GUARANTEED CHARGES(2)
          -----------------------------------
 END OF                  CASH
CONTRACT  ACCOUNT      SURRENDER       DEATH
  YEAR     VALUE         VALUE        BENEFIT
--------  -------      ---------      -------
    1     10,052         9,152        19,314
    2     10,083         9,206        19,314
    3     10,091         9,236        19,314
    4     10,072         9,285        19,314
    5     10,022         9,347        19,314
    6      9,933         9,371        19,314
    7      9,798         9,348        19,314
    8      9,606         9,268        19,314
    9      9,343         9,118        19,314
   10      8,994         8,994        19,314
   11      8,581         8,581        19,314
   12      8,048         8,048        19,314
   13      7,371         7,371        19,314
   14      6,519         6,519        19,314
   15      5,450         5,450        19,314
   16      4,104         4,104        19,314
   17      2,400         2,400        19,314
   18        224           224        19,314
   19       *             *             *
   20       *             *             *
   25       *             *             *
   35       *             *             *


---------------

 * When the account value is $0 or less, the Death Benefit is only payable if subsequent premiums are paid to keep the policy in force.



(1) Values reflect investment results using current cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.



(2) Values reflect investment results using guaranteed cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.



     THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGES 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                       GLENBROOK LIFE AND ANNUITY COMPANY


                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE



                               SINGLE LIFE OPTION


                            $10,000 INITIAL PREMIUM


                               ISSUE AGE 65 MALE


                          INITIAL FACE AMOUNT: $19,314



      ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-1% NET)


                                                                       CURRENT CHARGES(1)
                                              PREMIUMS         -----------------------------------
 END OF                                     ACCUMULATED                       CASH
CONTRACT                                   AT 5% INTEREST      ACCOUNT      SURRENDER       DEATH
  YEAR                                        PER YEAR          VALUE         VALUE        BENEFIT
--------                                   --------------      -------      ---------      -------
    1 ............................        10,500           9,650         8,750        19,314
    2 ............................        11,025           9,310         8,433        19,314
    3 ............................        11,576           8,981         8,126        19,314
    4 ............................        12,155           8,663         7,875        19,314
    5 ............................        12,763           8,355         7,680        19,314
    6 ............................        13,401           8,056         7,494        19,314
    7 ............................        14,071           7,767         7,317        19,314
    8 ............................        14,775           7,487         7,149        19,314
    9 ............................        15,513           7,216         6,991        19,314
   10 ............................        16,289           6,953         6,953        19,314
   11 ............................        17,103           6,732         6,732        19,314
   12 ............................        17,959           6,518         6,518        19,314
   13 ............................        18,856           6,309         6,309        19,314
   14 ............................        19,799           6,105         6,105        19,314
   15 ............................        20,789           5,907         5,907        19,314
   16 ............................        21,829           5,715         5,715        19,314
   17 ............................        22,920           5,527         5,527        19,314
   18 ............................        24,066           5,345         5,345        19,314
   19 ............................        25,270           5,167         5,167        19,314
   20 ............................        26,533           4,994         4,994        19,314
   25 ............................        33,864           4,196         4,196        19,314
   35 ............................        55,160           2,891         2,891        19,314

                 GUARANTEED CHARGES(2)
          -----------------------------------
 END OF                  CASH
CONTRACT  ACCOUNT      SURRENDER       DEATH
  YEAR     VALUE         VALUE        BENEFIT
--------  -------      ---------      -------
    1      9,462         8,562        19,314
    2      8,898         8,021        19,314
    3      8,304         7,449        19,314
    4      7,673         6,886        19,314
    5      7,000         6,325        19,314
    6      6,272         5,710        19,314
    7      5,479         5,029        19,314
    8      4,603         4,265        19,314
    9      3,625         3,400        19,314
   10      2,523         2,523        19,314
   11      1,281         1,281        19,314
   12       *             *             *
   13       *             *             *
   14       *             *             *
   15       *             *             *
   16       *             *             *
   17       *             *             *
   18       *             *             *
   19       *             *             *
   20       *             *             *
   25       *             *             *
   35       *             *             *


---------------

 * When the account value is $0 or less, the Death Benefit is only payable if subsequent premiums are paid to keep the policy in force.



(1) Values reflect investment results using current cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.



(2) Values reflect investment results using guaranteed cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.



     THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGES 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                       GLENBROOK LIFE AND ANNUITY COMPANY


                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE



                               JOINT LIFE OPTION


                            $10,000 INITIAL PREMIUM


                         ISSUE AGE 55 MALE / 55 FEMALE


                          INITIAL FACE AMOUNT: $43,779



     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11% NET)


                                                                CURRENT CHARGES(1)
                                       PREMIUMS         -----------------------------------
 END OF                              ACCUMULATED                       CASH
CONTRACT                            AT 5% INTEREST      ACCOUNT      SURRENDER       DEATH
  YEAR                                 PER YEAR          VALUE         VALUE        BENEFIT
--------                            --------------      -------      ---------      -------
    1 .....................        10,500           10,891         9,991        43,779
    2 .....................        11,025           11,860        10,982        43,779
    3 .....................        11,576           12,911        12,056        43,779
    4 .....................        12,155           14,052        13,265        43,779
    5 .....................        12,763           15,291        14,616        43,779
    6 .....................        13,401           16,636        16,074        43,779
    7 .....................        14,071           18,097        17,647        43,779
    8 .....................        14,775           19,682        19,344        43,779
    9 .....................        15,513           21,403        21,178        43,779
   10 .....................        16,289           23,271        23,271        43,779
   11 .....................        17,103           25,405        25,405        43,779
   12 .....................        17,959           27,737        27,737        43,779
   13 .....................        18,856           30,293        30,293        43,779
   14 .....................        19,799           33,099        33,099        43,779
   15 .....................        20,789           36,188        36,188        43,779
   16 .....................        21,829           39,596        39,596        45,535
   17 .....................        22,920           43,335        43,335        48,968
   18 .....................        24,066           47,429        47,429        52,647
   19 .....................        25,270           51,916        51,916        56,589
   20 .....................        26,533           56,838        56,838        60,817
   25 .....................        33,864           89,322        89,322        93,788
   35 .....................        55,160          215,013       215,013       225,764

                 GUARANTEED CHARGES(2)
          -----------------------------------
 END OF                  CASH
CONTRACT  ACCOUNT      SURRENDER       DEATH
  YEAR     VALUE         VALUE        BENEFIT
--------  -------      ---------      -------
    1      10,891         9,991        43,779
    2      11,860        10,982        43,779
    3      12,911        12,056        43,779
    4      14,052        13,265        43,779
    5      15,291        14,616        43,779
    6      16,636        16,074        43,779
    7      18,097        17,647        43,779
    8      19,682        19,344        43,779
    9      21,403        21,178        43,779
   10      23,271        23,271        43,779
   11      25,405        25,405        43,779
   12      27,737        27,737        43,779
   13      30,293        30,293        43,779
   14      33,099        33,099        43,779
   15      36,188        36,188        43,779
   16      39,596        39,596        45,535
   17      43,335        43,335        48,968
   18      47,429        47,429        52,647
   19      51,916        51,916        56,589
   20      56,838        56,838        60,817
   25      89,322        89,322        93,788
   35     212,933       212,933       223,579


---------------

(1) Values reflect investment results using current cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.



(2) Values reflect investment results using guaranteed cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.



     THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGES 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                       GLENBROOK LIFE AND ANNUITY COMPANY


                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE



                               JOINT LIFE OPTION


                            $10,000 INITIAL PREMIUM


                         ISSUE AGE 55 MALE / 55 FEMALE


                          INITIAL FACE AMOUNT: $43,779



      ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5% NET)


                                                                   CURRENT CHARGES(1)
                                          PREMIUMS         -----------------------------------
 END OF                                 ACCUMULATED                       CASH
CONTRACT                               AT 5% INTEREST      ACCOUNT      SURRENDER       DEATH
  YEAR                                    PER YEAR          VALUE         VALUE        BENEFIT
--------                               --------------      -------      ---------      -------
    1 ........................        10,500          10,301         9,401        43,779
    2 ........................        11,025          10,605         9,728        43,779
    3 ........................        11,576          10,913        10,058        43,779
    4 ........................        12,155          11,223        10,436        43,779
    5 ........................        12,763          11,534        10,859        43,779
    6 ........................        13,401          11,844        11,281        43,779
    7 ........................        14,071          12,151        11,701        43,779
    8 ........................        14,775          12,452        12,114        43,779
    9 ........................        15,513          12,755        12,530        43,779
   10 ........................        16,289          13,066        13,066        43,779
   11 ........................        17,103          13,453        13,453        43,779
   12 ........................        17,959          13,853        13,853        43,779
   13 ........................        18,856          14,265        14,265        43,779
   14 ........................        19,799          14,691        14,691        43,779
   15 ........................        20,789          15,130        15,130        43,779
   16 ........................        21,829          15,584        15,584        43,779
   17 ........................        22,920          16,052        16,052        43,779
   18 ........................        24,066          16,536        16,536        43,779
   19 ........................        25,270          17,035        17,035        43,779
   20 ........................        26,533          17,550        17,550        43,779
   25 ........................        33,864          20,387        20,387        43,779
   35 ........................        55,160          27,610        27,610        43,779

                 GUARANTEED CHARGES(2)
          -----------------------------------
 END OF                  CASH
CONTRACT  ACCOUNT      SURRENDER       DEATH
  YEAR     VALUE         VALUE        BENEFIT
--------  -------      ---------      -------
    1     10,301         9,401        43,779
    2     10,605         9,728        43,779
    3     10,913        10,058        43,779
    4     11,223        10,436        43,779
    5     11,534        10,859        43,779
    6     11,844        11,281        43,779
    7     12,151        11,701        43,779
    8     12,452        12,114        43,779
    9     12,744        12,519        43,779
   10     13,022        13,022        43,779
   11     13,335        13,335        43,779
   12     13,630        13,630        43,779
   13     13,901        13,901        43,779
   14     14,142        14,142        43,779
   15     14,347        14,347        43,779
   16     14,506        14,506        43,779
   17     14,606        14,606        43,779
   18     14,629        14,629        43,779
   19     14,555        14,555        43,779
   20     14,360        14,360        43,779
   25     10,433        10,433        43,779
   35       *             *             *


---------------

 * When the account value is $0 or less, the Death Benefit is only payable if subsequent premiums are paid to keep the policy in force.



(1) Values reflect investment results using current cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.



(2) Values reflect investment results using guaranteed cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.



     THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGES 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                       GLENBROOK LIFE AND ANNUITY COMPANY


                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE



                               JOINT LIFE OPTION


                            $10,000 INITIAL PREMIUM


                         ISSUE AGE 55 MALE / 55 FEMALE


                          INITIAL FACE AMOUNT: $43,779



      ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-1% NET)


                                                                       CURRENT CHARGES(1)
                                              PREMIUMS         -----------------------------------
 END OF                                     ACCUMULATED                       CASH
CONTRACT                                   AT 5% INTEREST      ACCOUNT      SURRENDER       DEATH
  YEAR                                        PER YEAR          VALUE         VALUE        BENEFIT
--------                                   --------------      -------      ---------      -------
    1 ............................        10,500           9,710         8,810        43,779
    2 ............................        11,025           9,421         8,544        43,779
    3 ............................        11,576           9,132         8,277        43,779
    4 ............................        12,155           8,841         8,054        43,779
    5 ............................        12,763           8,548         7,873        43,779
    6 ............................        13,401           8,248         7,686        43,779
    7 ............................        14,071           7,953         7,503        43,779
    8 ............................        14,775           7,667         7,330        43,779
    9 ............................        15,513           7,390         7,165        43,779
   10 ............................        16,289           7,122         7,122        43,779
   11 ............................        17,103           6,897         6,897        43,779
   12 ............................        17,959           6,678         6,678        43,779
   13 ............................        18,856           6,465         6,465        43,779
   14 ............................        19,799           6,257         6,257        43,779
   15 ............................        20,789           6,055         6,055        43,779
   16 ............................        21,829           5,859         5,859        43,779
   17 ............................        22,920           5,667         5,667        43,779
   18 ............................        24,066           5,481         5,481        43,779
   19 ............................        25,270           5,300         5,300        43,779
   20 ............................        26,533           5,123         5,123        43,779
   25 ............................        33,864           4,309         4,309        43,779
   35 ............................        55,160           2,977         2,977        43,779

                 GUARANTEED CHARGES(2)
          -----------------------------------
 END OF                  CASH
CONTRACT  ACCOUNT      SURRENDER       DEATH
  YEAR     VALUE         VALUE        BENEFIT
--------  -------      ---------      -------
    1      9,710         8,810        43,779
    2      9,421         8,544        43,779
    3      9,132         8,277        43,779
    4      8,841         8,054        43,779
    5      8,548         7,873        43,779
    6      8,248         7,686        43,779
    7      7,941         7,491        43,779
    8      7,623         7,285        43,779
    9      7,289         7,064        43,779
   10      6,934         6,934        43,779
   11      6,580         6,580        43,779
   12      6,193         6,193        43,779
   13      5,768         5,768        43,779
   14      5,297         5,297        43,779
   15      4,771         4,771        43,779
   16      4,179         4,179        43,779
   17      3,505         3,505        43,779
   18      2,725         2,725        43,779
   19      1,813         1,813        43,779
   20        738           738        43,779
   25       *             *             *
   35       *             *             *


---------------

 * When the account value is $0 or less, the Death Benefit is only payable if subsequent premiums are paid to keep the policy in force.



(1) Values reflect investment results using current cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.



(2) Values reflect investment results using guaranteed cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.



     THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGES 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                       GLENBROOK LIFE AND ANNUITY COMPANY


                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE



                               JOINT LIFE OPTION


                            $10,000 INITIAL PREMIUM


                         ISSUE AGE 65 MALE / 65 FEMALE


                          INITIAL FACE AMOUNT: $27,688



     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11% NET)


                                                                CURRENT CHARGES(1)
                                       PREMIUMS         -----------------------------------
 END OF                              ACCUMULATED                       CASH
CONTRACT                            AT 5% INTEREST      ACCOUNT      SURRENDER       DEATH
  YEAR                                 PER YEAR          VALUE         VALUE        BENEFIT
--------                            --------------      -------      ---------      -------
    1 .....................        10,500           10,887         9,987        27,688
    2 .....................        11,025           11,841        10,963        27,688
    3 .....................        11,576           12,866        12,011        27,688
    4 .....................        12,155           13,970        13,183        27,688
    5 .....................        12,763           15,160        14,485        27,688
    6 .....................        13,401           16,445        15,883        27,688
    7 .....................        14,071           17,835        17,385        27,688
    8 .....................        14,775           19,343        19,005        27,688
    9 .....................        15,513           20,984        20,759        27,688
   10 .....................        16,289           22,781        22,781        27,688
   11 .....................        17,103           24,864        24,864        27,688
   12 .....................        17,959           27,192        27,192        28,551
   13 .....................        18,856           29,751        29,751        31,239
   14 .....................        19,799           32,545        32,545        34,172
   15 .....................        20,789           35,591        35,591        37,371
   16 .....................        21,829           38,910        38,910        40,856
   17 .....................        22,920           42,523        42,523        44,649
   18 .....................        24,066           46,449        46,449        48,771
   19 .....................        25,270           50,710        50,710        53,246
   20 .....................        26,533           55,330        55,330        58,096
   25 .....................        33,864           85,425        85,425        89,696
   35 .....................        55,160          205,394       205,394       207,448

                 GUARANTEED CHARGES(2)
          -----------------------------------
 END OF                  CASH
CONTRACT  ACCOUNT      SURRENDER       DEATH
  YEAR     VALUE         VALUE        BENEFIT
--------  -------      ---------      -------
    1      10,887         9,987        27,688
    2      11,841        10,963        27,688
    3      12,866        12,011        27,688
    4      13,970        13,183        27,688
    5      15,160        14,485        27,688
    6      16,445        15,883        27,688
    7      17,835        17,385        27,688
    8      19,342        19,005        27,688
    9      20,984        20,759        27,688
   10      22,781        22,781        27,688
   11      24,864        24,864        27,688
   12      27,191        27,191        28,551
   13      29,751        29,751        31,238
   14      32,544        32,544        34,172
   15      35,591        35,591        37,370
   16      38,910        38,910        40,855
   17      42,522        42,522        44,648
   18      46,448        46,448        48,771
   19      50,710        50,710        53,245
   20      55,329        55,329        58,095
   25      84,635        84,635        88,867
   35     200,320       200,320       202,323


---------------

(1) Values reflect investment results using current cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.



(2) Values reflect investment results using guaranteed cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.



     THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGES 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                       GLENBROOK LIFE AND ANNUITY COMPANY


                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE



                               JOINT LIFE OPTION


                            $10,000 INITIAL PREMIUM


                         ISSUE AGE 65 MALE / 65 FEMALE


                          INITIAL FACE AMOUNT: $27,688



      ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5% NET)


                                                                   CURRENT CHARGES(1)
                                          PREMIUMS         -----------------------------------
 END OF                                 ACCUMULATED                       CASH
CONTRACT                               AT 5% INTEREST      ACCOUNT      SURRENDER       DEATH
  YEAR                                    PER YEAR          VALUE         VALUE        BENEFIT
--------                               --------------      -------      ---------      -------
    1 ........................        10,500          10,296         9,396        27,688
    2 ........................        11,025          10,586         9,709        27,688
    3 ........................        11,576          10,867        10,012        27,688
    4 ........................        12,155          11,136        10,349        27,688
    5 ........................        12,763          11,404        10,729        27,688
    6 ........................        13,401          11,678        11,116        27,688
    7 ........................        14,071          11,960        11,510        27,688
    8 ........................        14,775          12,250        11,912        27,688
    9 ........................        15,513          12,547        12,322        27,688
   10 ........................        16,289          12,853        12,853        27,688
   11 ........................        17,103          13,233        13,233        27,688
   12 ........................        17,959          13,625        13,625        27,688
   13 ........................        18,856          14,030        14,030        27,688
   14 ........................        19,799          14,449        14,449        27,688
   15 ........................        20,789          14,880        14,880        27,688
   16 ........................        21,829          15,326        15,326        27,688
   17 ........................        22,920          15,786        15,786        27,688
   18 ........................        24,066          16,261        16,261        27,688
   19 ........................        25,270          16,751        16,751        27,688
   20 ........................        26,533          17,257        17,257        27,688
   25 ........................        33,864          20,043        20,043        27,688
   35 ........................        55,160          27,138        27,138        27,688

                 GUARANTEED CHARGES(2)
          -----------------------------------
 END OF                  CASH
CONTRACT  ACCOUNT      SURRENDER       DEATH
  YEAR     VALUE         VALUE        BENEFIT
--------  -------      ---------      -------
    1     10,296         9,396        27,688
    2     10,586         9,709        27,688
    3     10,867        10,012        27,688
    4     11,136        10,349        27,688
    5     11,390        10,715        27,688
    6     11,623        11,061        27,688
    7     11,831        11,381        27,688
    8     12,005        11,667        27,688
    9     12,135        11,910        27,688
   10     12,210        12,210        27,688
   11     12,269        12,269        27,688
   12     12,249        12,249        27,688
   13     12,137        12,137        27,688
   14     11,913        11,913        27,688
   15     11,552        11,552        27,688
   16     11,022        11,022        27,688
   17     10,275        10,275        27,688
   18      9,249         9,249        27,688
   19      7,860         7,860        27,688
   20      5,996         5,996        27,688
   25       *             *             *
   35       *             *             *


---------------

 * When the account value is $0 or less, the Death Benefit is only payable if subsequent premiums are paid to keep the policy in force.



(1) Values reflect investment results using current cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.



(2) Values reflect investment results using guaranteed cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.



     THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGES 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                       GLENBROOK LIFE AND ANNUITY COMPANY


                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE



                               JOINT LIFE OPTION


                            $10,000 INITIAL PREMIUM


                         ISSUE AGE 65 MALE / 65 FEMALE


                          INITIAL FACE AMOUNT: $27,688



      ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-1% NET)


                                                                       CURRENT CHARGES(1)
                                              PREMIUMS         -----------------------------------
 END OF                                     ACCUMULATED                       CASH
CONTRACT                                   AT 5% INTEREST      ACCOUNT      SURRENDER       DEATH
  YEAR                                        PER YEAR          VALUE         VALUE        BENEFIT
--------                                   --------------      -------      ---------      -------
    1 ............................        10,500           9,706         8,806        27,688
    2 ............................        11,025           9,402         8,524        27,688
    3 ............................        11,576           9,085         8,230        27,688
    4 ............................        12,155           8,763         7,976        27,688
    5 ............................        12,763           8,452         7,777        27,688
    6 ............................        13,401           8,150         7,588        27,688
    7 ............................        14,071           7,858         7,408        27,688
    8 ............................        14,775           7,575         7,238        27,688
    9 ............................        15,513           7,301         7,076        27,688
   10 ............................        16,289           7,036         7,036        27,688
   11 ............................        17,103           6,813         6,813        27,688
   12 ............................        17,959           6,596         6,596        27,688
   13 ............................        18,856           6,385         6,385        27,688
   14 ............................        19,799           6,180         6,180        27,688
   15 ............................        20,789           5,980         5,980        27,688
   16 ............................        21,829           5,785         5,785        27,688
   17 ............................        22,920           5,596         5,596        27,688
   18 ............................        24,066           5,411         5,411        27,688
   19 ............................        25,270           5,232         5,232        27,688
   20 ............................        26,533           5,057         5,057        27,688
   25 ............................        33,864           4,252         4,252        27,688
   35 ............................        55,160           2,933         2,933        27,688

                 GUARANTEED CHARGES(2)
          -----------------------------------
 END OF                  CASH
CONTRACT  ACCOUNT      SURRENDER       DEATH
  YEAR     VALUE         VALUE        BENEFIT
--------  -------      ---------      -------
    1      9,706         8,806        27,688
    2      9,402         8,524        27,688
    3      9,085         8,230        27,688
    4      8,751         7,964        27,688
    5      8,396         7,721        27,688
    6      8,013         7,451        27,688
    7      7,594         7,144        27,688
    8      7,129         6,791        27,688
    9      6,603         6,378        27,688
   10      6,001         6,001        27,688
   11      5,327         5,327        27,688
   12      4,535         4,535        27,688
   13      3,603         3,603        27,688
   14      2,501         2,501        27,688
   15      1,194         1,194        27,688
   16       *             *             *
   17       *             *             *
   18       *             *             *
   19       *             *             *
   20       *             *             *
   25       *             *             *
   35       *             *             *


---------------

 * When the account value is $0 or less, the Death Benefit is only payable if subsequent premiums are paid to keep the policy in force.



(1) Values reflect investment results using current cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.



(2) Values reflect investment results using guaranteed cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.



     THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGES 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                          PART II - OTHER INFORMATION

                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                    REPRESENTATION AS TO FEES AND CHARGES

     Glenbrook Life and Annuity Company represents that the fees and charges deducted under the Modified Single Premium Variable Life Insurance Contract hereby registered by this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Glenbrook Life.


                    REPRESENTATION PURSUANT TO RULE 6e-3(T)


     This filing is made pursuant to Rule 6e-3(T) under the Investment Company Act of 1940 ("Investment Company Act").


                              RULE 484 UNDERTAKING

     The By-Laws of Glenbrook Life and Annuity Company ("Depositor") which are incorporated herein by reference as Exhibit 1.(6)(b), provide that it will indemnify its officers and directors for certain damages and expenses that may be incurred in the performance of their duty to Depositor. No indemnification is provided, however, when such person is adjudged to be liable for negligence or misconduct in the performance of his or her duty, unless indemnification is deemed appropriate by the court upon application. Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT



This Registration Statement comprises the following Papers and Documents:
The Facing Sheet.
The Prospectus consisting of 54 pages.
The Undertaking to File Reports.
Rule 484 Undertaking.
Representation As To Fees and Charges.
Representation Pursuant to Rule 6e-3(T).
The Signatures.
Written Consents of the following persons:

     (a) Messrs. Katten Muchin & Zavis*
     (b) Deloitte & Touche LLP*

The following exhibits:

1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:
             (1)  Form of Resolution of the Board of Directors of Glenbrook
                  Life and Annuity Company authorizing establishment of the AIM Variable Life Separate Account A.**
             (2)  Not Applicable.
             (3)  (a) Form of Principal Underwriting Agreement.*
                  (b) Form of Selling Agreement.*
                  (c) See Exhibit 1(3)(b).
             (4)  Not Applicable.
             (5)  Specimen Contract.**
             (6)  (a) Certificate of Incorporation of Glenbrook Life and Annuity
                      Company.***
                  (b) By-laws of Glenbrook Life and Annuity Company.***
             (7)  Not Applicable.
             (8)  Form of Participation Agreements.****
             (9)  Not Applicable.
             (10) Form of Application for Contract.**
2.   Opinion of Counsel.*
3. Financial Statements omitted from the prospectus pursuant to instruction 1(b) or 1(c)
              (1) Not Applicable.
              (2) Financial Statements pursuant to 1(c).*
4.   Not Applicable.
5.   Financial Data Schedule. *****
6.   Not Applicable.
7.   Powers of Attorney.**
8.   Consents.*
              (1)  Messrs. Katten Muchin & Zavis*
              (2)  Deloitte & Touche LLP*
9.   Procedures Memorandum pursuant to Rule 6e-3(T)(b)(12)(iii)*
10.  Actuarial Opinion and Consent**

*     Filed herewith.
** Previously filed in Form S-6 Registration Statement No. 333-25045 dated April 11, 1997, and incorporated herein by reference.
*** Previously filed in Form S-1 Registration Statement No. 333-07275 dated June 28, 1996, and incorporated herein by reference.
**** Previously filed in Form N-4 Registration Statement No. 033-62203 dated April 23, 1996 and incorporated herein by reference.
***** Previously filed in Depositor's Form 10-K filed March 31, 1997.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant, Glenbrook Life A I M Variable Life Separate Account A, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the Township of Northfield, State of Illinois, on the 11th day of July 1997.


             GLENBROOK LIFE A I M  VARIABLE LIFE SEPARATE ACCOUNT A
                                  (Registrant)

                       GLENBROOK LIFE AND ANNUITY COMPANY
                                  (Depositor)

(SEAL)
      Attest: /s/BRENDA D. SNEED             By: /s/MICHAEL J. VELOTTA
              ----------------------------       -----------------------------
              Brenda D. Sneed                    Michael J. Velotta
              Assistant Secretary                Vice President, Secretary and
              and Assistant General Counsel      General Counsel


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following Directors and Officers of Glenbrook Life and Annuity Company on the 11th day of July 1997.


*/LOUIS G. LOWER, II          Chairman of the Board of Directors and
----------------------------   Chief Executive Officer
  Louis G. Lower, II           (Principal Executive Officer)

/s/MICHAEL J. VELOTTA         Vice President, Secretary, General
----------------------------    Counsel and Director
   Michael J. Velotta

*/PETER H. HECKMAN            President, Chief Operating Officer
----------------------------   and Director
  Peter H. Heckman

*/JOHN R. HUNTER              Director
----------------------------
  John R. Hunter

*/MARLA G. FRIEDMAN           Vice President
----------------------------
  Marla G. Friedman

*/KEVIN R. SLAWIN             Vice President
----------------------------  (Principal Financial Officer)
  Kevin R. Slawin

*/G. CRAIG WHITEHEAD          Senior Vice President and Director
----------------------------
  G. Craig Whitehead

*/CASEY J. SYLLA              Chief Investment Officer
----------------------------
  Casey J. Sylla

*/JAMES P. ZILS               Treasurer
----------------------------
  James P. Zils

*/KEITH A. HAUSCHILDT         Assistant Vice President and Controller
----------------------------  (Principal Accounting Officer)
  Keith A. Hauschildt


*/ By Michael J. Velotta, pursuant to Power of Attorney previously filed.